# Methode Electronics, Inc.

ANNUAL REPORT 2005


05063644

# Methode is globally positioned to service local markets.

Focusing on technology and productivity, Methode's expanding global footprint is building the foundation to service local markets worldwide. Today, these markets are demanding lean and highly efficient operations to produce quality products at the best value. Our efforts are focused on using our technologies to design innovative solutions, and then produce and deliver products in North America, Europe and Asia to capture additional market share.

Methode has positioned itself as a company that services an array of regional markets through its worldwide network of engineering, manufacturing and customer support centers focused on customer needs and productivity.

| ENGINEERING CENTERS: | MANUFACTURING FACILITIES: | CUSTOMER SUPPORT CENTERS: |
|---|---|---|
| SHANGHAI, CHINA | SHANGHAI, CHINA | LIMERICK, IRELAND |
| BURNLEY, ENGLAND | MRIEHEL, MALTA | TOKYO, JAPAN |
| GAU-ALGESHEIM, GERMANY | MONTERREY, MEXICO | MRIEHEL, MALTA |
| MRIEHEL, MALTA | REYNOSA, MEXICO | GAU-ALGESHEIM, GERMANY |
| CHICAGO, ILLINOIS, USA | DUMBARTON, SCOTLAND | SAN JOSE, CALIFORNIA, USA |
| CARTHAGE, ILLINOIS, USA | CARTHAGE, ILLINOIS, USA | SOUTHFIELD, MICHIGAN, USA |
| SAN JOSE, CALIFORNIA, USA | CHICAGO, ILLINOIS, USA | SINGAPORE |
| SOUTHFIELD, MICHIGAN, USA | GOLDEN, ILLINOIS, USA | |



## Company Profile

METHODE ELECTRONICS, INC. AND SUBSIDIARIES

*dollars in thousands, except per share data*

| Years Ended April 30, | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Income Statement Data:** | | | |
| Net sales | **$392,725** | $358,867 | $363,057 |
| Gross profit | **86,107** | 71,067 | 70,364 |
| Income before income taxes | **38,447** | 28,506 | 31,957 |
| Income taxes | **12,914** | 8,825 | 10,085 |
| Net income | **25,533** | 19,681 | 21,872 |
| **Balance Sheet Data:** | | | |
| Shareholders' equity | **282,522** | 248,584 | 255,005 |
| Capital expenditures | **18,982** | 19,304 | 23,171 |
| Working capital | **140,107** | 112,095 | 125,847 |
| Long-term debt | — | — | — |
| Fixed assets | **92,640** | 87,755 | 82,902 |
| Total assets | **356,681** | 314,188 | 315,474 |
| Current ratio | **3.1** | 3.0 | 3.6 |
| **Per Common Share:** | | | |
| Basic and Diluted Net Income | **0.71** | 0.55 | 0.60 |
| Dividends | **0.20** | 0.24 | 0.20 |
| Book value | **7.71** | 7.00 | 7.04 |
| **Profitability Measurements:** | | | |
| Return on equity | **9.6%** | 7.8% | 9.0% |
| Pre-tax income as a percentage of sales | **9.8%** | 7.9% | 8.8% |
| Income as a percentage of sales | **6.5%** | 5.5% | 6.0% |
| Employees | **3,225** | 3,100 | 3,175 |



Fiscal 2005 results include $1.0 million of tax-free income from life insurance proceeds.

Fiscal 2004 results include a $2.6 million net charge for the purchase and retirement of all of the Company's Class B common stock and a $1.4 million net charge for plant closings. Fiscal 2004 dividends include a special dividend of $0.04 per share in connection with the settlement of litigation.

We are pleased to report that Methode Electronics delivered sales and earnings growth to our shareholders in fiscal 2005. Methode has continued its strategy of identifying customer needs and using its portfolio of technologies and engineering capabilities to deliver high quality, innovative, value-added products to our customer base. For example, we were successful in designing an RJ-45 copper transceiver, which enables high-speed 1-gigabit data transfers over existing copper infrastructures, accounting for a significant rise in business with a Fortune 100 customer. As a natural progression of this transceiver line, we are investing in the development of a transceiver with increased transfer rates of 10-gigabit per second over copper. We expect this product line to be released in 2007 as chipsets for these devices become available.

Also in fiscal 2005, we continued our global expansion and added new products and technologies to our portfolio. Today, our global footprint provides engineering support and manufacturing capabilities in seven countries spanning three continents. This expansion is supported with an emphasis on lean manufacturing techniques. Leading the way our US automotive businesses were the first to embrace the lean philosophy and are working with our other units to implement the Methode Production System, which is based on the well known Toyota system. In addition, we have initiated lean training for key suppliers as we cannot simply insist on price reductions, but rather must help our suppliers achieve additional cost savings by utilizing lean techniques and tools.



We are operational in our first Shanghai, China facility where we are ramping up production of interconnect products transitioned from Singapore, as well as producing automotive products for General Motors. In response to our power distribution customers' needs, we are setting up a second manufacturing site in Shanghai that will mirror our North American capabilities to service the Asian markets. We expect manufacturing to commence by the end of calendar 2005. Additionally, our Cableco acquisition expands our power distribution offerings, as well as opens new markets.

***We continued our global expansion and added new products and technologies to our portfolio.***

To further strengthen our management team, Paul Whybrow joined Methode as Vice President, Interconnect Products. Paul has over thirty years of electronics industry experience in the United Kingdom, Asia and United States. His experience in Asia will be of great benefit to Methode as we continue to expand in that region. Under his charge, the interconnect businesses are finalizing their business plans to take advantage of Methode's global footprint and technology.

Much of the news coming from the automotive industry was not positive this past year. However, we are pleased that our automotive businesses performed well in a very difficult environment. In fiscal 2005, we executed a significant number of new launches of our seat sensor product used in a major tier-one's passive occupant detection system. We anticipate another solid year from our Automotive Safety Technologies business unit as the National Highway Transportation Safety Administration's regulation requiring passenger occupant detection systems goes into effect for 100% of all cars in the 2006 model year and beyond.

While Methode's automotive customer base remains concentrated in the traditional North American Big Three, we are booking business with OEMs such as Aston Martin, Audi, BMW/Rolls Royce, Fiat, Hyundai, Jaguar, Land Rover, Mercedes, Mitsubishi, Nissan, Porsche and Volvo. In Fiscal year 2006 we will add Honda to this impressive list.


Warren L. Batts
Chairman of the Board
Donald W. Duda
President and Chief Executive Officer

We believe our strategy to globally expand and diversify our automotive base will be achievable through the further development of leading edge technologies such as next generation crash sensing devices, impaired driver detection systems, and advanced haptics for touch feedback switching. We have already taken additional steps to further this strategy, including a license agreement with Immersion Corporation who has developed leading edge technology for human interface devices. From the automotive standpoint, Methode believes that future sales with transnational OEMs will rely on our ability to design enabling product offerings, such a touch feedback switching. Furthermore, this new technology opens a wide variety of applications in non-automotive markets previously unavailable to Methode.

Methode's board, with the exception of the CEO, is now comprised of all independent directors. Our directors share their highly diversified perspectives and analytical skills with management in their desire to enhance long-term shareholder value. In fiscal 2005, the Board adopted a new bonus compensation program for senior executives, moving from a profit-sharing program to one that rewards achievement over a three-year period on specific performance criteria. The Board also granted restricted stock awards in lieu of stock options. A significant portion of the restricted stock awards granted to senior executives will be awarded only when specific performance criteria are achieved.

Methode has committed a great deal of effort and expense this past year to comply with the requirements of the Sarbanes-Oxley Act of 2002. We are pleased to report that our external auditors attested that as of fiscal year-end management maintained effective internal controls over financial reporting. We would like to thank all employees involved in this initiative for their commitment.

From the boardroom to the factory floor, the men and women of Methode Electronics make it a distinctive place to work. We are proud to lead this organization and deeply appreciate the extraordinary efforts of our employees who consistently deliver the strong performance that is the cornerstone for our long-term growth.

We are very appreciative of the support from our shareholders and remain committed to maintaining our focus on delivering value to our investors.





**Warren L. Batts**
*Chairman of the Board*

**Donald W. Duda**
*President and Chief Executive Officer*

July 22, 2005



***We are booking business with OEMs such as Aston Martin, Audi, BMW/Rolls Royce, Fiat, Hyundai, Jaguar, Land Rover, Mercedes, Mitsubishi, Nissan, Porsche and Volvo. In Fiscal year 2006 we will add Honda to this impressive list.***

## 2005 Board of Directors



**Warren L. Batts**
*Chairman of the Board*
*Retired Chairman and Chief Executive Officer*
*Tupperware Corporation*

**Committee Membership**
*Nominating and Governance**
*Compensation*



**Dr. J. Edward Colgate**
*Professor and Director, Institute for Design, Engineering and Applications, Northwestern University*

**Committee Membership**
*Technology*



**Dr. Darren M. Dawson**
*Professor, Electrical and Computer Engineering Department, Clemson University*

**Committee Membership**
*Technology**



**Donald W. Duda**
*President and Chief Executive Officer*



**Isabelle C. Goossen**
*Vice President for Finance and Administration, Chicago Symphony Orchestra Association*

**Committee Membership**
*Audit*
*Compensation*



**Christopher J. Hornung**
*President, Pacific Cycle Division, Dorel Industries, Inc.*

**Committee Membership**
*Compensation**
*Nominating and Governance*



**Paul G. Shelton**
*Retired Vice President and Chief Financial Officer*
*FleetPride, Inc.*

**Committee Membership**
*Audit*
*Compensation*



**Lawrence B. Skatoff**
*Retired Executive Vice President and Chief Financial Officer, Borg Warner, Inc.*

**Committee Membership**
*Audit**
*Nominating and Governance*



**George S. Spindler**
*Retired Senior Vice President Law and Corporate Affairs, BP Amoco Corporation*

**Committee Membership**
*Audit*
*Nominating and Governance*

* Committee Chairman

## Executive Officers

**Donald W. Duda**
*President and Chief Executive Officer*

**Douglas A. Koman**
*Vice President, Corporate Finance and Chief Financial Officer*

**Robert J. Kuehnau**
*Vice President, Treasurer, Controller and Assistant Secretary*

**Thomas D. Reynolds**
*Vice President and General Manager, North American Automotive Operations*

**Joseph K. Sheehan**
*Vice President, European Operations*

**Paul E. Whybrow**
*Vice President, Interconnect Products*

Certain statements in this 2005 Annual Report are forward-looking statements that are subject to certain risks and uncertainties. The Company's results will be subject to many of the same risks that apply to the automotive, computer and telecommunications industries, such as general economic conditions, interest rates, consumer spending patterns and technological change. Other factors, which may result in materially different results for future periods, include market growth; operating costs; currency exchange rates and devaluations; delays in development, production and marketing of new products; and other factors set forth from time to time in the Company's Form 10-K and other reports filed with the Securities and Exchange Commission. The forward-looking statements in this annual report are subject to the safe harbor protection provided under the securities laws.

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2005

**Commission File Number 0-2816**

# METHODE ELECTRONICS, INC.

**(Exact name of Registrant as specified in its charter)**

| **Delaware**<br>**(State or other jurisdiction of incorporation or organization)** | **36-2090085**<br>**(IRS Employer Identification No.)** |
|---|---|
| **7401 West Wilson Avenue**<br>**Chicago, Illinois**<br>**(Address of Principal Executive Offices)** | **60706-4548**<br>**(Zip Code)** |

**Registrant's telephone number (including area code): (708) 867-6777**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each Class | Name of each exchange on which registered |
|---|---|
| None | None |

**Securities registered pursuant to Section 12(g) of the Act:**
**Common Stock ($0.50 par value)**
**(Title of Class)**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _x_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K (x).

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes x No __

The aggregate market value of common stock, $0.50 par value, held by non-affiliates of the Registrant on October 31, 2004, based upon the average of the closing bid and asked prices on that date as reported by Nasdaq was $483.9 million.

Registrant had 37,107,441 shares of Common Stock, $0.50 par value outstanding as of July 1, 2005.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the proxy statement for the annual shareholders meeting to be held September 15, 2005 are incorporated by reference into Part III.

METHODE ELECTRONICS, INC.
FORM 10-K
April 30, 2005

TABLE OF CONTENTS

## PART I

### Item 1. Business

Methode Electronics, Inc. was incorporated in 1946 as an Illinois corporation and reincorporated in Delaware in 1966. As used herein, "we", "us", "our", the "Company" or "Methode" shall mean Methode Electronics, Inc. and its subsidiaries.

We manufacture component devices worldwide for Original Equipment Manufacturers ("OEMs") of automobiles, information processing and networking equipment, voice and data communication systems, consumer electronics, aerospace vehicles and industrial equipment. Our products employ electronic and optical technologies such as sensors, interconnections and controls. Our business is managed on a technology product basis, with those technology segments being Electronic, Optical and Other. The business units whose results are identified in the Electronic segment principally employ electronic processes to control and convey signals. The business units whose results are identified in the Optical segment principally employ light to control and convey signals. The Other segment includes manufacturers of current-carrying bus devices and high current flexible cabling systems, and independent laboratories that provide services for qualification testing and certification of electronic and optical components.

On January 8, 2004, in order to eliminate our dual-class stock structure, we completed a merger whereby all of our outstanding Class B common stock was converted into the right to receive $23.55 per share in cash and each share of our Class A common stock was converted into one share of new common stock (see Notes 4 and 10 to the Consolidated Financial Statements).

*Sales.* The following tabulation reflects the percentage of net sales of the product segments of the Company for the last three fiscal years.

| | April 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Electronic | 88.5% | 89.0% | 90.1% |
| Optical | 5.1 | 5.2 | 5.2 |
| Other | 6.4 | 5.8 | 4.7 |

Our sales activities are directed by sales managers who are supported by field application engineers and other engineering personnel who work with customers to design our products into their systems. Our field application engineers also help us identify emerging markets and new products. Our products are sold through in-house sales staff and through independent manufacturers' representatives with offices throughout the world. Sales are made primarily to OEMs.

*Sources and Availability of Raw Materials.* Principal raw materials that we purchase include ferrous and copper alloy sheet, coil and bar stock, plastic molding materials, silicon, urethane, fiber optic connectors and cable, semiconductor components, die castings and precious metals. All of these items are available from several suppliers and we generally rely on more than one supplier for each item. We have not experienced any significant shortages of raw materials and normally do not carry inventories of raw materials or finished products in excess of those reasonably required to meet production and shipping schedules.

*Patents; Licensing Agreements.* We have numerous United States and foreign patents and license agreements covering certain of our products and manufacturing processes, several of which are considered material to our business. Our ability to compete effectively with other companies depends, in part, on our ability to maintain the proprietary nature of our technology. Although we have been awarded, have filed applications for, or have been licensed under numerous patents in the United States and other countries, there can be no assurance concerning the degree of protection afforded by these patents or the likelihood that pending patents will be issued.

*Seasonality.* A significant portion of our business is dependent on automotive sales and the vehicle production schedules of our customers. The automotive market is cyclical and depends on general economic conditions, interest rates and consumer spending patterns. Any significant reduction in vehicle production by our customers would have a material adverse effect on our business. Our business is moderately seasonal as our North American automotive customers historically halt operations for approximately two weeks in July for mandatory vacations and model changeovers and one to two weeks during the December holiday period. Accordingly, our first and third fiscal quarter results may reflect this seasonality.

*Material Customers.* During the year ended April 30, 2005, shipments to Ford Motor Company, Daimler Chrysler AG (either directly or through their Tier 1 suppliers) and Delphi Corporation, each were 10% or greater of consolidated net sales and, in the aggregate, amounted to approximately 62.0% of consolidated net sales. Such shipments included a wide variety of our automotive component products.

*Backlog.* Our backlog of orders was approximately $83.0 million at May 31, 2005, and $72.6 million at May 31, 2004. It is expected that most of the total backlog at May 31, 2005, will be shipped within the current fiscal year.

*Competitive Conditions.* The markets in which we operate are highly competitive and characterized by rapid changes due to technological improvements and developments. We compete with a large number of other manufacturers in each of our product areas; many of these competitors have greater resources and sales. Price, service and product performance are significant elements of competition in the sale of our products.

*Research and Development.* We maintain a Research and Development program involving a number of professional employees who devote a majority of their time to the development of new products and processes and the advancement of existing products. Senior management of the Company also participates directly in the program. Expenditures for such activities amounted to $20.6 million, $19.4 million and $19.1 million for the fiscal years ended April 30, 2005, 2004 and 2003, respectively.

*Environmental Quality.* Compliance with federal, state and local provisions regulating the discharge of materials into the environment has not materially affected our capital expenditures, earnings or our competitive position. Currently we do not have any environmental related lawsuits or material administrative proceedings pending against us. Further information as to environmental matters affecting the Company is presented in Note 8 to the Consolidated Financial Statements.

*Employees.* At April 30, 2005 and 2004, we had approximately 3,225 and 3,100 employees, respectively. We also from time to time employ part-time employees and hire independent contractors. Except for our production employees in Malta and Mexico, our employees are not represented by any collective bargaining agreement. We have never experienced a work stoppage and we believe that our employee relations are good.

*Segment Information and Foreign Sales.* Information about our operations by segment and in different geographic regions is summarized in Note 13 to the Consolidated Financial Statements.

*Available Information.* The Company maintains a website at http://www.methode.com. We make available on the website, free of charge, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as is reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. We are not including the information contained on or available through our website as a part of, or incorporating such information into, this Annual Report on Form 10-K.

A copy of our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be made available without charge to all stockholders upon written request to the Company. Direct requests to Investor Relations at the corporate headquarters address.

**Item 2. Properties**

Methode operates the following manufacturing and other facilities, all of which we believe to be in good condition and are adequate to meet our current and reasonably anticipated needs:

| Location | Use | Owned / Leased | Approximate Square Footage |
|---|---|---|---|
| Electronic Segment: | | | |
| Chicago, Illinois | Corporate Headquarters and light manufacturing | Owned | 63,400 |
| Rolling Meadows, Illinois | Manufacturing | Owned | 75,000 |
| Carthage, Illinois | Manufacturing | Owned | 261,000 |
| Golden, Illinois | Manufacturing | Owned | 90,000 |
| McAllen, Texas | Warehousing | Leased | 38,000 |
| Southfield, Michigan | Sales and Engineering Design Center | Owned | 17,000 |
| San Jose, California | Prototype and Design Center | Leased | 14,500 |
| Monterrey, Mexico | Manufacturing | Leased | 36,000 |
| Reynosa, Mexico | Manufacturing | Leased | 55,000 |
| Reynosa, Mexico | Manufacturing | Leased | 64,000 |
| Mriehel, Malta | Manufacturing | Leased | 209,000 |
| Singapore | Sales and Administration | Leased | 3,000 |
| Shanghai, China | Manufacturing | Leased | 49,000 |
| Limerick, Ireland | Sales and Distribution | Leased | 4,700 |
| Burnley, England | Engineering Design Center | Leased | 5,900 |
| Gau-Algesheim, Germany | Sales and Engineering Design Center | Leased | 6,800 |
| Dumbarton, Scotland | Manufacturing | Owned | 25,000 |
| Dumbarton, Scotland | Manufacturing | Owned | 38,000 |
| Optical Segment: | | | |
| Carrolton, Texas | Manufacturing | Leased | 45,000 |
| Jihlava, Czech Republic | Manufacturing | Owned | 36,000 |
| Other Segment: | | | |
| Rolling Meadows, Illinois | Manufacturing | Owned | 52,000 |
| Palatine, Illinois | Test Laboratory | Owned | 27,000 |
| Hunt Valley, Maryland | Test Laboratory | Owned | 16,000 |

**Item 3. Legal Proceedings**

As of July 12, 2005, the Company was not involved in any material legal proceedings or any legal proceedings or material administrative proceedings with governmental authorities pertaining to the discharge of materials into the environment.

**Item 4. Submission of Matters to a Vote of Security Holders**

There were no matters submitted to security holders during the fourth quarter of fiscal 2005.

**Executive Officers of the Registrant**

| Name | Age | Offices and Positions Held and Length of Service as Officer |
|---|---|---|
| Donald W. Duda | 50 | Chief Executive Officer of the Company since May 1, 2004. President and Director of the Company since February 2001. Prior thereto he was Vice President-Interconnect Group since March 2000. Prior thereto he was with Amphenol Corporation through November 1998 as General Manager of its Fiber Optic Products Division since 1988. |
| Douglas A. Koman | 55 | Chief Financial Officer of the Company since May 1, 2004. Vice President, Corporate Finance of the Company since April 2001. Prior thereto he was Assistant Vice President-Financial Analysis since December 2000. Prior thereto he was with Illinois Central Corporation through March 2000 as Controller since November 1997 and Treasurer since July 1991. |
| Thomas D. Reynolds | 42 | Vice President and General Manager, North American Automotive Operations of the Company since October 2001. Prior thereto he was with Donnelly Corporation through October 2001 as Senior Manager of Operations since 1999, and as Director of Transnational Business Unit from 1995 to 1999. |
| Joseph K. Sheehan | 57 | Vice President of European Operations of the Company since January 2004. Prior thereto he was Vice President of Methode Electronics Ireland, Ltd. since 1997. |
| Paul E. Whybrow | 56 | Vice President Interconnect Products of the Company since December 2004. Prior thereto he was with Asian Sourcing LLC as President from March 2001 to December 2004. Prior thereto he was with ViaSystems, Inc. as Vice President from June 2000 to March 2001. Prior thereto he was with Courtesy Corp. as President from July 1999 to June 2000. Prior thereto he was with Berg Electronics as Senior Vice President from 1993 to 1999. |
| Robert J. Kuehnau | 62 | Vice President, Treasurer and Controller of the Company since June 1996. |

All executive officers are elected by the Board of Directors and serve a term of one year or until their successors are duly elected and qualified.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the Nasdaq National Market System under the symbol METH. The following is a tabulation of high and low sales prices for the periods indicated as reported by Nasdaq.

| | Sales Price Per Share | | Dividends Paid |
|---|---|---|---|
| | **High** | **Low** | **Per Share** |
| Fiscal Year ended April 30, 2005 | | | |
| First Quarter | $13.26 | $10.45 | $0.05 |
| Second Quarter | 13.85 | 11.95 | 0.05 |
| Third Quarter | 14.86 | 11.47 | 0.05 |
| Fourth Quarter | 13.28 | 10.86 | 0.05 |
| Fiscal Year ended April 30, 2004 | | | |
| First Quarter | $12.56 | $9.03 | $0.05 |
| Second Quarter | 13.36 | 10.86 | 0.05 |
| Third Quarter | 13.90 | 10.98 | 0.05 |
| Fourth Quarter | 13.25 | 11.22 | 0.09 |

On January 8, 2004, our stockholders approved, and the Company completed, a merger pursuant to which each outstanding share of Class B common stock (METHB) was converted into the right to receive $23.55 in cash, without interest, and each outstanding share of Class A common stock (METHA) was converted into one share of new Methode common stock (METH). The table above reflects the sales prices and dividends of METH and its predecessor, METHA. In connection with this transaction, a special dividend of $0.04 per share was paid on March 1, 2004 to holders of record on January 18, 2004.

On June 16, 2005, the Board declared a dividend of $0.05 per common share, payable on July 29, 2005, to holders of record on July 15, 2005.

We expect to continue our policy of paying regular quarterly cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial conditions.

As of July 1, 2005, the approximate number of record holders of our common stock was 780.

### Equity Compensation Plan Information

The following table provides information about shares of our common stock that may be issued upon exercise of stock options or granting of stock awards under all of the existing equity compensation plans as of April 30, 2005.

Equity Compensation Plan Information

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 1,758,259 | $10.28 | 1,049,845 |
| Equity compensation plans not approved by security holders | - | - | - |
| Total | 1,758,259 | $10.28 | 1,049,845 |

**Item 6. Selected Financial Data**

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and related notes included elsewhere in this report. The consolidated statement of operations data for the fiscal years ended April 30, 2005, 2004 and 2003, and the consolidated balance sheet data as of April 30, 2005 and 2004, are derived from, and are qualified by reference to, the Company's audited consolidated financial statements included elsewhere in this report. The consolidated statement of operations data for the fiscal years ended April 30, 2002 and 2001, and the consolidated balance sheet data as of April 30, 2003, 2002 and 2001, are derived from audited consolidated financial statements not included in this report.

The majority of our Optical segment was transferred to Stratos International, Inc. (formerly Stratos Lightwave, Inc.), effective May 28, 2000, and on June 26, 2000, Stratos issued shares of common stock in an initial public offering. Effective as of the close of business on April 28, 2001, we distributed all of our remaining interest in Stratos through a stock dividend to our stockholders of record as of the close of business on April 5, 2001. For financial reporting purposes, the Company has accounted for Stratos' results as discontinued operations.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| | (In Thousands, Except Percentages and Per Share Amounts) | | | | |
| Income Statement Data: | | | | | |
| Net sales | $ 392,725 | $ 358,867 | $ 363,057 | $ 319,660 | $ 359,710 |
| Income from continuing operations before income taxes | 38,447 | 28,506 | 31,957 | 2,605 | 19,204 |
| Income taxes (credit) | 12,914 | 8,825 | 10,085 | (1,200) | 6,440 |
| Income from continuing operations | 25,533 | 19,681 | 21,872 | 3,805 | 12,764 |
| Discontinued operations | - | - | - | - | 6,588 |
| Net income | 25,533 | 19,681 | 21,872 | 3,805 | 19,352 |
| Per Common Share: | | | | | |
| Basic and diluted income from continuing operations | $ 0.71 | $ 0.55 | $ 0.60 | $ 0.11 | $ 0.36 |
| Basic and diluted net income | 0.71 | 0.55 | 0.60 | 0.11 | 0.54 |
| Dividends | 0.20 | 0.24 | 0.20 | 0.20 | 0.20 |
| Book value | 7.71 | 7.00 | 7.04 | 6.36 | 6.41 |
| Long-term debt | - | - | - | - | - |
| Retained earnings | 205,488 | 187,207 | 201,845 | 187,210 | 190,591 |
| Fixed assets (net) | 92,640 | 87,755 | 82,902 | 69,988 | 70,124 |
| Total assets | 356,681 | 314,188 | 315,474 | 291,926 | 294,930 |
| From continuing operations: | | | | | |
| Return on average equity | 9.6% | 7.8% | 9.0% | 1.7% | 5.1% |
| Pre-tax income as a percentage of sales | 9.8% | 7.9% | 8.8% | 0.8% | 5.3% |
| Income as a percentage of sales | 6.5% | 5.5% | 6.0% | 1.2% | 3.5% |

Fiscal 2005 results include $1.0 million of tax-free income from life insurance proceeds.

Fiscal 2004 results include a $2.6 million net charge for the purchase and retirement of all of the Company's Class B common stock and a $1.4 million net charge for plant closings. Fiscal 2004 dividends include a special dividend of $0.04 per share paid in connection with the settlement of litigation (see Note 10 to the Consolidated Financial Statements).

Fiscal years 2002 and 2001 include goodwill amortization of $1.0 million and $1.2 million, respectively. Goodwill amortization was discontinued in fiscal 2003 due to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets".

Fiscal year 2002 earnings reflect a $15.8 million restructuring charge ($13.3 million after tax) and a foreign investment tax credit of $3.7 million.

Fiscal year 2001 earnings reflect $6.6 million of tax-free income from life insurance proceeds, and a charge of $9.7 million for goodwill impairment and $4.1 million to provide for the restructuring of two business units and the write-off of excess inventory and idle equipment ($11.9 million after tax).

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### Cautionary Statement

Certain statements in this report are forward-looking statements that are subject to certain risks and uncertainties. Our business is highly dependent upon three large automotive customers and specific makes and models of automobiles. Therefore, our financial results will be subject to many of the same risks that apply to the automotive industry, such as general economic conditions, interest rates and consumer spending patterns. A significant portion of the balance of our business relates to the computer and telecommunication industries which are subject to many of the same risks facing the automotive industry as well as fast-moving technological change. Other factors which may result in materially different results for future periods include actual performance in our various markets; operating costs; currency exchange rates and devaluations; delays in development, production and marketing of new products; and other factors set forth from time to time in our reports filed with the Securities and Exchange Commission. Any of these factors could cause our actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this report are intended to be subject to the safe harbor protection provided under the securities laws.

### Overview

We are a global manufacturer of component and subsystem devices with manufacturing, design and testing facilities in the United States, Malta, Mexico, United Kingdom, Germany, Czech Republic, and China. We design, manufacture and market devices employing electrical, electronic, wireless, sensing and optical technologies. Our business is managed on a technology product basis, with those technology segments being Electronic, Optical and Other. The business units whose results are identified in the Electronic segment principally employ electronic processes to control and convey signals. The business units whose results are identified in the Optical segment principally employ light to control and convey signals. The Other segment includes manufacturers of current-carrying bus devices and high current flexible cabling systems, and independent laboratories that provide services for qualification testing and failure analysis.

Our components are found in the primary end markets of the automotive, communications (including information processing and storage, networking equipment, wireless and terrestrial voice/data systems), aerospace, rail and other transportation industries; and the consumer and industrial equipment markets. Recent trends in the industries that we serve include:

- increasing pressure by automobile manufacturers on automotive suppliers to reduce selling prices;
- growth of North American subsidiaries of foreign-based automobile manufacturers;
- more automotive supplier funded design, engineering and tooling costs previously funded directly by the automobile manufacturers;
- continued customer migration to low-cost Eastern European and Asian suppliers; and
- reduced production schedules for domestic automobile manufacturers.

In response to pricing pressures, we continue to transition to lean manufacturing processes and invest in, and implement techniques such as flexible automated manufacturing cells to lower our costs to maintain or improve margins. We also have become more selective with regard to programs in which we participate in order to reduce our exposure to low profit programs. Our transition to lean manufacturing has helped us obtain our first contract to supply components to a North American plant of a major Japanese automobile manufacturer, expected to launch in fiscal 2006.

In an effort to better compete with low-cost manufacturers and expand our business in the Asian marketplace, we transferred production from our Singapore facility to our Shanghai, China plant in fiscal 2005.

In March 2005, we acquired the assets of Cableco Technologies Corporation (Cableco), a designer and manufacturer of high current, flexible-cabling systems for electronic and electrical applications. The acquisition enhances our existing power distribution business, Network Bus Products, by bringing a complimentary product portfolio and diverse customer base within the computer, telecommunication, medical and military markets and will enable us to provide a more complete product offering to our customers. We plan to shift the majority of Cableco's manufacturing operations to our facility in Reynosa, Mexico. Cableco's trailing twelve-months revenues were approximately $6.5 million.

**Business Outlook**

Sales in fiscal 2006 are expected to increase modestly compared to fiscal 2005. Sales of sensor pads for passive occupant-detection systems are expected to increase, as automakers are required to meet the federal requirement to provide passive occupant detection for front passenger airbag deployment on all vehicles for the 2006 model year and beyond. We anticipate continued growth in power distribution products with additional increases coming from Asia as well as the joint marketing capability gained from the Cableco acquisition. These increases will be significantly offset by negotiated price reductions and forecasted lower sales from Methode's traditional North American automotive OEMs along with the Company's continued transition away from less profitable programs. Additional expenses are anticipated as we establish power distribution manufacturing in Shanghai, China. In fiscal 2006, Methode will incur increased expense for the amortization of stock-based compensation awards.

**Results of Operations**

The following table sets forth certain income statement data as a percentage of net sales for the periods indicated:

| | Year Ended April 30, | | |
|---|---|---|---|
| | **2005** | **2004** | **2003** |
| Income: | | | |
| Net sales | 100.0% | 100.0% | 100.0% |
| Other | 0.4 | 0.6 | 0.3 |
| | 100.4 | 100.6 | 100.3 |
| Costs and expenses: | | | |
| Cost of products sold | 78.1 | 80.2 | 80.6 |
| Selling and administrative expenses | 11.9 | 11.2 | 10.0 |
| Impairment of assets | - | - | 0.1 |
| Amortization of intangibles | 1.1 | 1.1 | 0.5 |
| Income From Operations | 9.3 | 8.1 | 9.1 |
| Interest income, net | 0.3 | 0.1 | 0.3 |
| Other, net | 0.2 | (0.3) | (0.6) |
| Income Before Income Taxes | 9.8 | 7.9 | 8.8 |
| Income taxes | 3.3 | 2.4 | 2.8 |
| Net Income | 6.5% | 5.5% | 6.0% |

**Fiscal Years Ended April 30, 2005 and 2004**

*Net Sales.* Consolidated net sales increased 9.4% to $392.7 million in fiscal 2005 from $358.9 million in fiscal 2004. Customer paid tooling sales were $17.2 million in fiscal 2005 compared with $11.3 million in fiscal 2004, accounting for a 1.4% increase in consolidated net sales year over year. Translation of foreign subsidiary net sales using a weaker U.S. dollar in fiscal 2005 increased reported consolidated net sales by $3.2 million in fiscal 2005, or 0.8%.

Electronic segment net sales represented 88.5% of consolidated net sales in fiscal 2005 compared with 89.0% in fiscal 2004. Net sales of the Electronic segment increased 8.8% to $347.5 million in fiscal 2005 from $319.5 million in fiscal 2004. The increase of customer paid tooling sales accounted for an increase in net sales of 1.6% and the impact of foreign currency translation increased net sales by 0.8%. Net sales to the automotive industry, which represented 86.8% of the Electronic segment net sales in fiscal 2005, up from 85.4% in fiscal 2004, increased 10.5% compared with last year. The net effect of the increase in customer paid tooling, and foreign currency translation increased our net sales to the automotive industry by 2.6%. The balance of the increase is primarily due to strong sales growth of sensor pads for passenger occupancy detection systems (PODS) as automakers ramp up to meet increasing Federal safety requirements, and increased automotive switch sales in Europe. Net sales of other products to North American automotive customers declined, the result of price reductions given to automakers on legacy products and lower vehicle build in fiscal 2005. Net sales for the balance of the Electronic segment were relatively flat compared to last year. We had strong sales of our copper transceiver, which enables high-speed 1-Gigabit data transfers over existing copper infrastructure, but the balance of the non-automotive business units in the Electronic segment experienced sales declines or only modest sales gains in fiscal 2005, largely due to competitive pressures from low-cost Eastern European and Asian manufacturers. The closing of our manufacturing operation in Ireland in the third quarter of fiscal 2004 also had a negative impact on year over year net sales comparisons (see Note 2 to the Consolidated Financial Statements).

Optical segment net sales represented 5.1% of consolidated net sales for fiscal 2005 compared to 5.2% in fiscal 2004. Net sales of the Optical segment in fiscal 2005, which reflect a $0.5 million increase in sales due to the effects of foreign currency translation, increased 9.3% to $20.2 million compared to $18.5 million in fiscal 2004. Net sales at our domestic subsidiary that provides custom installation of fiber optic cable assemblies primarily to data centers increased 16.0% for the year to $13.8 million. The sales increase at this business unit was attributable to general market improvement. Lost sales due to the closing of our fiber optic operation in the United Kingdom at the end of fiscal 2004 were largely offset by sales of $2.0 million related to a one-time project by our Czech Republic operation.

Other segment net sales represented 6.4% of consolidated net sales in fiscal 2005 compared with 5.8% last year. Net sales of the Other segment increased 19.6% to $25.0 million in fiscal 2005 from $20.9 million in fiscal 2004. The sales increase in this segment is due to new bus bar product shipments and an expanded customer base for these products. Net sales of Cableco, which we acquired in March 2005, contributed 6.1% of the sales increase for the segment (see Note 3 to the Consolidated Financial Statements). Sales declines experienced by our test laboratories in 2005 more than offset the additional sales from the Cableco acquisition.

*Other Income*. Other income consisted primarily of earnings from our automotive joint venture, license fees, royalties, and engineering design fees. The decrease in other income was primarily due to a decrease in design fees earned in fiscal 2005. Earnings from our automotive joint venture are also declining as the operation winds down towards its scheduled end-of-life in fiscal 2007.

*Cost of Products Sold*. Cost of products sold, as a percentage of net sales, was 78.1% in fiscal 2005 compared with 80.2% in fiscal 2004. The impact of customer paid tooling sales, which are intended to reimburse the Company for the cost of customer owned tooling used by the Company to manufacture product for the customer, increased the cost of sales percentage by 0.7% in both fiscal 2005 and 2004.

Gross margins on product sales of the Electronic segment increased to 21.9% in fiscal 2005 from 20.6% in fiscal 2004. Strong sales gains of PODS sensor pads, automotive switch sales in Europe and our copper transceivers contributed to the margin gain during fiscal 2005. Benefits from our lean manufacturing initiatives helped to reduce the negative margin impact of production volume declines and price reductions on sales to our traditional North American automotive customers in fiscal 2005. Fiscal 2004 gross margins were unfavorably impacted by a disruption in production at our Scotland automotive plant due to a fire, and costs due to challenges launching several new products that increased that facility's sales by 69.8% in fiscal 2004. The closing of the cable assembly operation in Ireland resulted in a $1.0 million charge to cost of sales in 2004 and reduced the gross margin by 0.3 percentage points.

Gross margins of the Optical segment increased to 32.3% in fiscal 2005 from 14.3% in fiscal 2004. In fiscal 2005, our domestic subsidiary that provides custom installation of fiber optic cable assemblies began outsourcing the manufacturing of cable assemblies. This outsourcing coupled with a 16.0 % increase in sales contributed significantly to the margin improvement. The divestiture of our fiber optic operation in the UK also contributed to the margin improvement. The UK fiber optic unit's operations and costs associated with the divestiture reduced margins by 8.8 % in fiscal 2004.

Gross margins of the Other segment were flat at 24.6% in fiscal 2005 and fiscal 2004. Margin improvement on sales of power distribution products primarily due to increased sales volumes, was offset by margin declines at our test laboratories and integration costs associated with the acquisition of Cableco.

*Selling and Administrative Expenses*. Selling and administrative expenses as a percentage of net sales were

11.9% in fiscal 2005 compared to 11.2% in fiscal 2004. Fiscal 2005 included third-party Sarbanes-Oxley compliance costs of $3.4 million that were not present in fiscal 2004. Stock-based compensation increased by $1.3 million in fiscal 2005, as restricted stock awards were granted in place of stock options, for which the Company had not previously recognized compensation expense. Expanded sales presence at our fiber optic custom installation business, increased research and development costs and corporate governance initiatives also contributed to the increase in fiscal 2005. Fiscal 2004 included $3.8 million of expenses, primarily legal, financial advisory and other fees related to the elimination of the Company's dual-class common stock structure and the unsolicited tender offer for its Class B shares.

*Amortization of Intangibles.* Amortization of intangibles relates to intangible assets acquired by the Company in connection with various business acquisitions (see Note 3 to the Consolidated Financial Statements).

*Interest income, net.* Interest income, net of interest expense, increased in fiscal 2005 compared with fiscal 2004 due to higher average investment balances and higher interest rates.

*Other, Net.* In fiscal 2005, other, net included $1.0 million of income from life insurance proceeds from policies owned by the Company in connection with an employee deferred compensation plan. The balance of other, net consists primarily of currency exchange gains and losses at our foreign subsidiaries. The functional currencies of these subsidiaries are the Maltese lira, Euro, Singapore dollar, British pound, Chinese yuan and Czech koruna. The foreign subsidiaries have transactions denominated in currencies other than their functional currencies, primarily sales in US dollars, creating exchange rate sensitivities. Currency exchange losses of $0.4 million and $1.1 million were experienced by the Company's foreign subsidiaries in fiscal 2005 and 2004, respectively, as the result of a weak U.S. dollar.

*Income Taxes.* The effective income tax rate in fiscal 2005 was 33.6% compared with 31.0% in fiscal 2004. The effective rate increased in 2005 primarily due to the change in mix of domestic and foreign taxable income and losses incurred in the UK and China for which no tax benefit could be recognized. The effective rate in 2005 included a reduction for the tax exempt income from life insurance and the effective rates in both years reflect utilization of foreign investment tax credits and the effect of lower tax rates on income at our foreign operations.

**Fiscal Years Ended April 30, 2004 and 2003**

*Net Sales.* Consolidated net sales decreased 1.2% to $358.9 million in fiscal 2004 from $363.1 million in fiscal 2003. Customer paid tooling sales, which were primarily at zero margin, were $11.3 million in fiscal 2004 compared with $22.8 million in fiscal 2003, accounting for a 3.3% decline in consolidated net sales year over year. Translation of foreign subsidiary net sales using a weaker U.S. dollar in fiscal 2004 increased reported consolidated net sales by $3.4 million in fiscal 2004, or 0.9%.

Electronic segment net sales represented 89.0% of consolidated net sales in fiscal 2004 compared with 90.1% in fiscal 2003. Net sales of the Electronic segment decreased 2.3% to $319.5 million in fiscal 2004 from $327.1 million in fiscal 2003. The reduction of customer paid tooling sales accounted for a reduction of net sales of 3.6% and the impact of foreign currency translation increased net sales by 0.9%. Net sales to the automotive industry, which represented 85.4% of the Electronic segment net sales in fiscal 2004, up from 84.4% in fiscal 2003, decreased 1.2% compared with last year. The net effect of the decline in customer paid tooling and foreign currency translation reduced automotive industry net sales by 3.5%. Strong sales growth of PODS seat sensors and increased automotive switch sales in Europe were offset by the decline in unit sales experienced by our traditional North American automotive customers in fiscal 2004. The net decline in product sales to North American automotive customers in fiscal 2004 reflects both price reductions and reduced unit sales due to lost market share by these customers. Sales for the balance of the Electronic segment in fiscal 2004 were down 8.6% compared to last year, reflecting the continued weakness in the telecommunication market and increased competition from low-cost Eastern European and Asian manufacturers. Price erosion and lost sales to lower cost Eastern European and Asian suppliers led to our decision to close our Ireland copper cable assembly business in fiscal 2004 resulting in a $1.1 million charge to earnings (see Note 2 to the Consolidated Financial Statements).

Optical segment net sales represented 5.2% of consolidated net sales for both fiscal years 2004 and 2003. Net sales of the Optical segment in fiscal 2004, which reflect a $0.4 million increase in sales due to the effects of foreign currency translation, remained flat at $18.5 million compared to $18.7 million in fiscal 2003. Net sales at our domestic subsidiary that provides custom installation of fiber optic cable assemblies primarily to data centers, increased 15.8% for the year to $11.9 million. The sales increase at this business unit was attributable to general market improvement and the addition of a substantial new customer. Net sales for our United Kingdom optical cable assembly operation fell more than 50% in fiscal 2004 due to the continued weakness in the telecommunication market, price erosion and lost sales to lower-cost Eastern European and Asian suppliers. We determined that the United Kingdom unit could not compete in this environment and at the end of fiscal 2004, we closed this operation, transferring some production to our Czech Republic fiber optic facility and executing an agreement to sell the balance to local management for cash of $0.3 million, resulting in a net charge to earnings of $0.4 million (see Note 2 to the Consolidated Financial Statements).

Other segment net sales represented 5.8% of consolidated net sales in fiscal 2004 compared with 4.7% last year. Net sales of the Other segment increased 21.6% to $20.9 million in fiscal 2004 from $17.2 million in fiscal 2003. The sales increase in this segment is primarily due to new power distribution product offerings and an expanded customer base for those products.

*Other Income.* Other income consisted primarily of earnings from our automotive joint venture, license fees, royalties, and in fiscal 2004, engineering design fees. The increase in other income was primarily due to the design fees earned in fiscal 2004. Other income in fiscal 2003 was reduced because the automotive joint venture experienced lower income due to quality issues.

*Cost of Products Sold.* Cost of products sold, as a percentage of net sales, was 80.2% in fiscal 2004 compared with 80.6% in fiscal 2003.

Gross margins on product sales of the Electronic segment decreased to 20.6% in fiscal 2004 from 21.1% in fiscal 2003. The decline in gross margins was primarily due to the decline in unit sales experienced by the Company's traditional North American automotive customers, price reductions given to these automotive customers that were not completely recovered by cost cutting programs, and increased costs for employee medical in fiscal 2004. Our automotive facility in Scotland also contributed to the decline in margins as it experienced a disruption in production due to a fire, and additional costs due to challenges launching several new products that increased its sales by 69.8% in fiscal 2004. The closing of the cable assembly operation in Ireland resulted in a $1.0 million charge to cost of sales in 2004 and reduced the gross margin by 0.3 percentage points. Margins improved in the fourth quarter of fiscal 2004 as our transition to lean manufacturing helped reduce our manufacturing costs in North America and our product mix improved.

Gross margins of the Optical segment decreased to 14.3% in fiscal 2004 from 18.9% in fiscal 2003. The decline in margins was due to a $0.5 million charge to cost of sales for the divestiture of our fiber optic operation in the UK and higher costs for inventory obsolescence at our fiber optic cable custom installation operation.

Gross margins of the Other segment increased to 24.6% in fiscal 2004 from 17.3% in fiscal 2003. The margin improvement was primarily the result of the increased sales volume of power distribution products and our testing services, with lower incremental fixed costs.

*Selling and Administrative Expenses.* Selling and administrative expenses as a percentage of net sales were 11.2% in fiscal 2004 compared to 10.0% in fiscal 2003. Fiscal 2004 included $3.8 million of expenses, primarily legal, financial advisory and other fees related to the elimination of the Company's dual-class common stock structure and the unsolicited tender offer for its Class B shares. In addition, fiscal 2004 included additional expenses incurred to support the increased launches of automotive product in Europe, and expenses associated with the start-up of operations in Shanghai, China. In fiscal 2003, selling and administrative expenses included a $1.1 million credit for the reversal of restructuring and other reserves relating to a subsidiary sold in April 2003.

*Amortization of Intangibles.* Amortization of intangibles relates primarily to intangible assets acquired in the January 31, 2003 acquisition of Kill Bolton & Associates ("KBA") and the August 1, 2001 acquisition of Automotive Safety Technologies (AST) (see Note 3 to the Consolidated Financial Statements). The increase in amortization expense in 2004 is primarily due to a full year of amortization of the KBA intangible assets compared with amortization of just one quarter in fiscal 2003.

*Interest income, Net.* Interest income, net of interest expense, declined 52.5% in fiscal 2004 compared with fiscal 2003. Interest income declined due to significantly lower short-term interest rates during fiscal 2004 and the June 30, 2003 maturity of the $6 million note receivable from a related party that accrued interest at 5.25% during fiscal 2003 and the first two months of fiscal 2004 (see Note 10 to the Consolidated Financial Statements). In addition, interest expense was higher in fiscal 2004 because it included a full year's commitment fee on our $30 million credit facility, which was put in place in the middle of the third quarter of fiscal 2003.

*Other, Net.* Other, net consists primarily of currency exchange gains and losses at our foreign subsidiaries. The functional currencies of these subsidiaries are the Maltese lira, Euro, Singapore dollar, British pound and Czech koruna. The foreign subsidiaries have transactions denominated in currencies other than their functional currencies, primarily sales in US dollars, creating exchange rate sensitivities. Currency exchange losses of $1.1 million and $2.7 million were experienced by the Company's foreign subsidiaries in fiscal 2004 and 2003, respectively, as the result of a weak U.S. dollar.

*Income Taxes.* The effective income tax rate in fiscal 2004 was 31.0% compared with 31.6% in fiscal 2003. The effective rates in both years reflect utilization of foreign investment tax credits and the effect of lower tax rates on income at our foreign operations. The fiscal 2003 provision included $0.6 million of additional income taxes for prior year issues identified during a state tax audit.

**Financial Condition, Liquidity and Capital Resources**

We have historically financed our cash requirements through cash flows from operations. Our future capital requirements will depend on a number of factors, including our future net sales and the timing and rate of expansion of our business. Cash and cash equivalents totaled $87.1 million at April 30, 2005, of which $51.8 million was held in foreign accounts. Income taxes would be payable if the cash held in foreign accounts were repatriated (see Note 6 to the Consolidated Financial Statements). We believe our current cash balances together with the cash flow expected to be generated from future domestic and foreign operations will be sufficient to support current operations.

We have an agreement with our primary bank for a committed $30 million revolving credit facility to provide ready financing for general corporate purposes, including acquisition opportunities that may become available. The bank credit agreement requires maintenance of certain financial ratios and a minimum net worth level. At April 30, 2005, the Company was in compliance with these covenants and there were no borrowings against this credit facility.

Net cash provided by operations was $45.0 million, $44.1 million and $52.7 million in fiscal years 2005, 2004 and 2003, respectively. Operating cash flow was primarily provided by net income adjusted for non-cash charges, principally depreciation and amortization, as summarized below:

| | Year Ended April 30, | | |
|---|---|---|---|
| | **2005** | **2004** | **2003** |
| Net income | $25.5 | $19.7 | $21.9 |
| Depreciation and amortization | 21.4 | 20.8 | 16.6 |
| Changes in operating assets and liabilities | (3.3) | 2.9 | 12.7 |
| Other non-cash items | 1.4 | 0.7 | 1.5 |
| | $45.0 | $44.1 | $52.7 |

Net cash used in investing activities was $21.1 million for fiscal year 2005, $16.9 million for fiscal year 2004 and $35.3 million for fiscal year 2003. Cash used in investing activities in fiscal 2005 included $1.7 million for the acquisition Cableco (see Note 3 to the Consolidated Financial Statements) and a $2.7 million contingent payment related to the acquisition of AST. Additional cash consideration of $4.6 million was paid in June 2005, and it is expected the final $2.7 million of contingent cash consideration for this acquisition will be due in June 2006. Cash used in investing activities in fiscal 2004 included $2.1 million for the acquisition of intellectual property related to piezoelectric, capacitive, and torque sensing technologies and a $1.4 million contingent payment related to the acquisition of AST. Net cash used in investing activities in fiscal 2003 included the $12.0 million acquisition of KBA. Purchases of plant and equipment were $19.0 million, $19.3 million and $23.2 million in fiscal 2005, 2004 and 2003, respectively. The spike in capital expenditures in fiscal 2003 was primarily due to the production ramp-up for PODS sensor pads, upgrade of molding capabilities at our Carthage, Illinois manufacturing facility and expansion at our Malta manufacturing operation. Capital expenditures going forward are expected to be more in line with the fiscal 2005 and 2004 levels. Net cash used in investing activities in fiscal 2004 was reduced by the collection of a $6.0 million note receivable from a related party (see Note 10 to the Consolidated Financial Statements).

Net cash used in financing activities was $0.8 million in fiscal year 2005, $31.6 million in fiscal year 2004 and $6.7 million in fiscal year 2003. We used $25.8 million in fiscal 2004 to purchase and retire all of our outstanding Class B common stock (see Note 10 to the Consolidated Financial Statements). We paid cash dividends of $7.3 million in fiscal 2005, $8.6 million in fiscal 2004 and $7.2 million in fiscal 2003. Fiscal 2004 dividends included a $1.4 million special dividend paid pursuant to the settlement of litigation relating to the purchase of the Class B shares. Net cash used in financing activities was reduced by proceeds from the exercise of stock options of $6.5 million in fiscal 2005, $2.8 million in fiscal 2004 and $0.5 million in fiscal 2003.

**Contractual Obligations**

The following table summarizes contractual obligations and commitments, as of April 30, 2005 (in thousands):

| | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Operating leases | $ 7,376 | $ 2,002 | $ 3,093 | $ 788 | $ 1,493 |
| Purchase obligations | 20,042 | 19,833 | 209 | - | - |
| Deferred compensation | 4,493 | 327 | 3,308 | 223 | 635 |
| Other long-term obligations (1) | 14,034 | 5,606 | 8,428 | - | - |
| Total | $45,945 | $27,768 | $15,038 | $ 1,011 | $ 2,128 |

(1) Estimated contingent payments due in connection with the acquisitions of AST and Cableco, including $4,606 included in other accrued expenses in the consolidated balance sheet at April 30, 2005.

**Off-Balance Sheet Arrangements**

We do not have any off-balance sheet arrangements.

**Recent Accounting Pronouncement**

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, "Inventory Costs – an amendment of Accounting Research Bulletin No. 43 Chapter 4." SFAS No. 151 more clearly defines when excessive idle facility expense, freight, handling costs, and spoilage, are to be current-period charges. In addition, SFAS No. 151 requires the allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. For the Company, SFAS No. 151 is effective for inventory costs incurred during fiscal year 2007. The Company does not expect SFAS No. 151 to have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," (SFAS No. 123R). SFAS No. 123R eliminates the intrinsic value method under APB No. 25, and requires the Company to use a fair-value based method of accounting for share-based payments. Under APB No. 25, no compensation cost related to stock options is recognized in the Consolidated Statements of Income. SFAS No. 123R requires that the compensation cost for employee services received in exchange for an award of equity instruments be recognized in the Consolidated Statements of Income based on the grant-date fair value of that award. That cost recognized at the grant-date will be amortized in the Consolidated Statements of Income over the period during which an employee is required to provide service in exchange for that award (requisite service period). For the Company, SFAS No. 123R is effective as of the beginning of the first quarter of fiscal 2007. The Company is still evaluating the impact and has the choice to use the modified prospective or modified retrospective methods upon adoption of SFAS No. 123R.

## Critical Accounting Policies and Estimates

Management's discussion and analysis of financial position and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions, however, we do not believe that it is reasonably likely that changes will occur. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

*Revenue Recognition.* The Company recognizes revenue on product sales when i) persuasive evidence of an agreement exists, ii) the price is fixed or determinable, iii) delivery has occurred or services have been rendered, and iv) collection of the sales proceeds is reasonably assured. Revenue from the Company's product sales not requiring installation, net of trade discounts and estimated sales allowances, is recognized when title passes, which is upon shipment. The Company does not have any additional obligations or customer acceptance provisions after shipment of such products. The Company handles returns by replacing, repairing or issuing credit for defective products when returned. Revenue from cabling infrastructure systems installations is recognized when the installation is completed, tested and accepted by the customer. Revenue from customer tooling sales is recognized when the tooling is completed, producing production parts to specification, and accepted by the customer.

*Allowance for Doubtful Accounts.* We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The amount of the allowance is based on the age of unpaid amounts, information about the creditworthiness of customers, and other relevant information. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

In addition, our revenues and accounts receivable are concentrated in a relatively few number of customers. A significant change in the liquidity or financial position of any one of these customers or a deterioration in the economic environment or automotive industry, in general, could have a material adverse impact on the collectability of our accounts receivable and our future operating results, including a reduction in future revenues and additional allowances for doubtful accounts.

*Allowance for Excess and Obsolete Inventory.* Inventories are valued at the lower of cost or market value and have been reduced by allowances for excess and obsolete inventories. The estimated allowances are based on management's review of inventories on hand compared to estimated future usage and sales, using assumptions about future product life cycles, product demand and market conditions. If actual product life cycles, product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

*Intangible Assets.* We have significant intangible assets related to goodwill and other acquired intangibles. The determination of related estimated useful lives and whether these assets are impaired involves significant judgment. In assessing the recoverability of our intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", on May 1, 2002 the Company ceased amortizing goodwill. In lieu of amortization, we are required to perform an annual impairment review (see Note 3 to the Consolidated Financial Statements).

*Income Taxes.* As part of the process of preparing our consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which the Company operates. The process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for book and tax purposes. These temporary differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. The tax laws of Malta provide for investment tax credits of 50% of certain qualified expenditures. Unused credits can be carried forward indefinitely. We have accumulated investment tax credits in excess of amounts more likely than not to be realized based upon projections of taxable income to be generated within a reasonable time period. Valuation allowances have been provided for this excess.

*Contingencies.* The Company is subject to various investigations, claims, legal and administrative proceedings covering a wide range of matters that arise in the ordinary course of business activities. A significant amount of judgment and use of estimates is required to quantify our ultimate exposure in these matters. For those matters that management can estimate a range of loss, we have established reserves at levels within that range to provide for the most likely scenario based upon available information. The valuation of reserves for contingencies is reviewed on a quarterly basis to assure that the Company is properly reserved. Reserve balances are adjusted to account for changes in circumstances for ongoing issues and the establishment of additional reserves for emerging issues. While we believe that the current level of reserves is adequate, changes in the future could impact these determinations.

## Item 7A. Quantitative and Qualitative Disclosure about Market Risk

Certain of our foreign subsidiaries enter into transactions in currencies other than their functional currency, primarily the U.S. dollar and the Euro. A 10% change in foreign currency exchange rates from balance sheet date levels could impact our income before income taxes by $0.1million and $1.5 million at April 30, 2005 and April 30, 2004, respectively. We also have foreign currency exposure arising from the translation of our net equity investment in our foreign subsidiaries to U.S. dollars. We generally view as long-term our investments in foreign subsidiaries with functional currencies other than the U.S. dollar. The primary currencies to which we are exposed are the British pound, Chinese yuan, Czech koruna, Euro, Maltese lira, and Singapore dollar. A 10% change in foreign currency exchange rates from balance sheet date levels could impact our net foreign investments by $11.6 million and $9.3 million at April 30, 2005 and April 30, 2004, respectively.

## Item 8. Financial Statements and Supplementary Data

See Item 15 for an Index to Financial Statements and Financial Statement Schedule. Such Financial Statements and Schedule are incorporated herein by reference.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

## Item 9A. Controls and Procedures

### *Evaluation of Disclosure Controls and Procedures*

As of the end of the period covered by this annual report on Form 10-K, we performed an evaluation under the supervision and with the participation of the Company's management, including our Chief Executive Officer and our Chief Financial Officer, of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). The Company's disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's applicable rules and forms. As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

### *Management's Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of April 30, 2005 based on the guidelines established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway

Commission (COSO). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of April 30, 2005. Management reviewed the results of its assessment with the Audit Committee.

Management's assessment of the effectiveness of our internal control over financial reporting as of April 30, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
Methode Electronics, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Methode Electronics, Inc. maintained effective internal control over financial reporting as of April 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Methode Electronics, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Methode Electronics, Inc. maintained effective internal control over financial reporting as of April 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Methode Electronics, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Methode Electronics, Inc. as of April 30, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2005 and our report dated July 12, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
July 12, 2005

***Changes in Internal Control over Financial Reporting***

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that was conducted during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

***Inherent Limitations on Effectiveness of Controls***

The Company's management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

**Item 9B. Other Information**

None

## PART III

### Item 10. Directors and Executive Officers of the Registrant

Information regarding our directors will be included under the caption "Election of Directors" and "Corporate Governance" in the definitive proxy statement for our 2005 annual meeting, and is incorporated herein by reference. Information regarding our executive officers is included under a separate caption in Part I hereof, and is incorporated herein by reference, in accordance with General Instruction G(3) to Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K. Information regarding Section 16(a) of the Exchange Act is included under the caption "16(a) Beneficial Ownership Reporting Compliance."

We have adopted a Code of Business Conduct (the "Code") that applies to our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions, as well as other employees. The Code is publicly available on our website at www.methode.com. If we make any substantive amendments to the Code or grant any waiver, including any implicit waiver, from a provision of the Code to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K in accordance with applicable rules and regulations.

### Item 11. Executive Compensation

Information regarding the above will be included under the caption "Executive Compensation" and "Performance Graph" in the definitive proxy statement for our 2005 annual meeting, and is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding the above will be included under the caption "Security Ownership" and "Executive Compensation" in the definitive proxy statement for our 2005 annual meeting, and is incorporated herein by reference.

### Item 13. Certain Relationships and Related Transactions

Information regarding the above will be included under the caption "Related Party Transactions" in the definitive proxy statement for our 2005 annual meeting, and is incorporated herein by reference.

### Item 14. Principal Accounting Fees and Services

Information regarding the above will be included under the caption "Audit Committee Matters" in the definitive proxy statement for our 2005 annual meeting, and is incorporated herein by reference.

## PART IV

**Item 15. Exhibits, Financial Statement Schedules**
**(a) (1) (2) List of Financial Statements and Financial Statement Schedules**

The response to this portion of Item 15 is included in this report under the caption "List of Financial Statements and Financial Statement Schedules" which is incorporated herein by reference.

**(a) (3) List of Exhibits Required by Item 601 of Regulation S-K**

See "Exhibit Index" immediately following the financial statement schedules.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHODE ELECTRONICS, INC.
(Registrant)

By: /s/ DOUGLAS A. KOMAN
Douglas A. Koman
Chief Financial Officer
(Principal Financial Officer)

Dated: July 12, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s / WARREN L. BATTS<br>Warren L. Batts | Chairman of the Board & Director | July 12, 2005 |
| /s/ DONALD W. DUDA<br>Donald W. Duda | Chief Executive Officer, President & Director<br>(Principal Executive Officer) | July 12, 2005 |
| /s / J. EDWARD COLGATE<br>J. Edward Colgate | Director | July 12, 2005 |
| /s/ DARREN M. DAWSON<br>Darren M. Dawson | Director | July 12, 2005 |
| /s/ ISABELLE C. GOOSSEN<br>Isabelle C. Goossen | Director | July 12, 2005 |
| /s / CHRISTOPHER J. HORNUNG<br>Christopher J, Hornung | Director | July 12, 2005 |
| /s / LAWRENCE B. SKATOFF<br>Lawrence B. Skatoff | Director | July 12, 2005 |
| /s / PAUL G. SHELTON<br>Paul G. Shelton | Director | July 12, 2005 |
| /s / GEORGE S. SPINDLER<br>George S. Spindler | Director | July 12, 2005 |
| /s/ ROBERT J. KUEHNAU<br>Robert J. Kuehnau | Vice President, Controller and Treasurer<br>(Principal Accounting Officer) | July 12, 2005 |

**METHODE ELECTRONICS, INC. AND SUBSIDIARIES**

**FORM 10-K**

**ITEM 15 (a) (1) and (2)**

**(1) Financial Statements**

The following consolidated financial statements of Methode Electronics, Inc. and subsidiaries are included in Item 8:

Consolidated Balance Sheets - - April 30, 2005 and 2004.

Consolidated Statements of Income - - Years Ended April 30, 2005, 2004 and 2003.

Consolidated Statements of Shareholders' Equity - - Years Ended April 30, 2005, 2004 and 2003.

Consolidated Statements of Cash Flows - - Years Ended April 30, 2005, 2004 and 2003.

Notes to Consolidated Financial Statements.

**(2) Financial Statement Schedule**

Schedule II - - Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inappropriate and, therefore, have been omitted.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Methode Electronics, Inc.

We have audited the accompanying consolidated balance sheets of Methode Electronics, Inc. and subsidiaries as of April 30, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Methode Electronics, Inc. and subsidiaries at April 30, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Methode Electronics, Inc.'s internal control over financial reporting as of April 30, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 12, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
July 12, 2005

## METHODE ELECTRONICS, INC. AND SUBSIDIARIES
### CONSOLIDATED BALANCE SHEETS
(in thousands)

| | April 30, 2005 | 2004 |
|---|---|---|
| ASSETS | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 87,142 | $ 61,757 |
| Accounts receivable, less allowance (2005--$1,655; 2004--$2,994) | 65,699 | 65,360 |
| Inventories: | | |
| Finished products | 7,806 | 5,462 |
| Work in process | 26,490 | 17,596 |
| Materials | 7,287 | 6,149 |
| | 41,583 | 29,207 |
| Deferred income taxes | 6,361 | 7,901 |
| Prepaid expenses and other current assets | 4,547 | 5,130 |
| TOTAL CURRENT ASSETS | 205,332 | 169,355 |
| PROPERTY, PLANT AND EQUIPMENT | | |
| Land | 3,472 | 3,454 |
| Buildings and building improvements | 46,394 | 44,037 |
| Machinery and equipment | 212,418 | 202,814 |
| | 262,284 | 250,305 |
| Less allowances for depreciation | 169,644 | 162,550 |
| | 92,640 | 87,755 |
| OTHER ASSETS | | |
| Goodwill | 24,738 | 19,559 |
| Other intangibles, less accumulated amortization | 20,367 | 24,266 |
| Cash surrender value of life insurance | 8,162 | 8,668 |
| Deferred income taxes | 3,893 | 2,521 |
| Other | 1,549 | 2,064 |
| | 58,709 | 57,078 |
| | $ 356,681 | $ 314,188 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| CURRENT LIABILITIES | | |
| Accounts payable | $ 32,406 | $ 28,542 |
| Salaries, wages and payroll taxes | 10,316 | 11,295 |
| Other accrued expenses | 16,253 | 14,287 |
| Income taxes | 6,250 | 3,136 |
| TOTAL CURRENT LIABILITIES | 65,225 | 57,260 |
| OTHER LIABILITIES | 4,441 | 4,059 |
| DEFERRED COMPENSATION | 4,493 | 4,285 |
| SHAREHOLDERS' EQUITY | | |
| Common stock | 18,741 | 17,955 |
| Unearned common stock issuances | (8,601) | - |
| Additional paid-in capital | 56,910 | 39,719 |
| Retained earnings | 205,488 | 187,207 |
| Accumulated other comprehensive income | 13,515 | 7,234 |
| Treasury stock | (3,531) | (3,531) |
| | 282,522 | 248,584 |
| | $ 356,681 | $ 341,188 |

See notes to consolidated financial statements.

**METHODE ELECTRONICS, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF INCOME**
(in thousands, except share data)

| | Year Ended April 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| INCOME | | | |
| Net sales | $ 392,725 | $ 358,867 | $ 363,057 |
| Other | 1,720 | 2,132 | 1,022 |
| | 394,445 | 360,999 | 364,079 |
| COSTS AND EXPENSES | | | |
| Cost of products sold | 306,618 | 287,800 | 292,693 |
| Selling and administrative expenses | 46,874 | 40,344 | 36,076 |
| Impairment of assets | - | - | 483 |
| Amortization of intangibles | 4,311 | 3,913 | 1,759 |
| | 357,803 | 332,057 | 331,011 |
| INCOME FROM OPERATIONS | 36,642 | 28,942 | 33,068 |
| Interest income, net | 1,126 | 553 | 1,164 |
| Other, net | 679 | (989) | (2,275) |
| INCOME BEFORE INCOME TAXES | 38,447 | 28,506 | 31,957 |
| Income taxes | 12,914 | 8,825 | 10,085 |
| NET INCOME | $ 25,533 | $ 19,681 | $ 21,872 |
| Amounts per common share: | | | |
| Basic and diluted net income | $0.71 | $0.55 | $0.60 |
| Cash dividends: | | | |
| Common stock | $0.20 | $0.14 | $ - |
| Common stock, Class A | - | 0.10 | 0.20 |
| Common stock, Class B | - | 0.10 | 0.20 |

See notes to consolidated financial statements.

**METHODE ELECTRONICS, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY**
**Years Ended April 30, 2005, 2004 and 2003**
(Dollar amounts in thousands, except share data)

| | Common Stock | Common Stock Class A | Common Stock Class B | Unearned Common Stock Issuances | Addition Paid-in Capital | Retained Earnings | Currency Translation Adjustments | Treasury Stock | Total Shareholders' Equity | Comprehensive Income |
|---|---|---|---|---|---|---|---|---|---|---|
| Balance at April 30, 2002 | $ - | $ 17,727 | $ 550 | $ - | $ 36,102 | $ 187,210 | $ (8,215) | $ (3,535) | $ 229,839 | |
| Exercise of options for 77,803 shares of common stock, Class A | | 39 | | | 482 | | | | 521 | |
| Conversion of 1,213 shares of common stock, Class B, to 1,213 shares of common stock, Class A | | 1 | (1) | | | | | | - | |
| Foreign currency translation adjustments | | | | | | | 10,010 | | 10,010 | $ 10,010 |
| Net income for the year | | | | | | 21,872 | | | 21,872 | 21,872 |
| | | | | | | | | | | $ 31,882 |
| Cash dividends on common stock | | | | | | (7,237) | | | (7,237) | |
| Balance at April 30, 2003 | - | 17,767 | 549 | - | 36,584 | 201,845 | 1,795 | (3,535) | 255,005 | |
| Exercise of options for 377,166 shares of common stock | 7 | 181 | | | 2,579 | | | | 2,767 | |
| Tax benefit from stock options | | | | | 556 | | | | 556 | |
| Repurchase and retirement of common stock, Class B - Note 10 | | | (375) | | | (16,687) | | | (17,062) | |
| Merger transaction - Notes 4 and 10 | 17,948 | (17,948) | (174) | | | (9,059) | | 4 | (9,229) | |
| Foreign currency translation adjustments | | | | | | | 5,439 | | 5,439 | $ 5,439 |
| Net income for the year | | | | | | 19,681 | | | 19,681 | 19,681 |
| | | | | | | | | | | $ 25,120 |
| Cash dividends on common stock | | | | | | (8,573) | | | (8,573) | |
| Balance at April 30, 2004 | 17,955 | - | - | - | 39,719 | 187,207 | 7,234 | (3,531) | 248,584 | |
| Restricted stock issued for business acquisition – 623,526 shares | 312 | | | (6,750) | 7,040 | | | | 602 | |
| Restricted stock award grants, net of cancellations - 283,880 shares | 142 | | | (3,203) | 3,061 | | | | - | |
| Earned portion of restricted stock awards | | | | 1,352 | | | | | 1,352 | |
| Exercise of options for 663,971 shares of common stock | 332 | | | | 6,130 | | | | 6,462 | |
| Tax benefit from stock options | | | | | 960 | | | | 960 | |
| Foreign currency translation adjustments | | | | | | | 6,281 | | 6,281 | $ 6,281 |
| Net income for the year | | | | | | 25,533 | | | 25,533 | 25,533 |
| | | | | | | | | | | $ 31,814 |
| Cash dividends on common stock | | | | | | (7,252) | | | (7,252) | |
| Balance at April 30, 2005 | $ 18,741 | $ - | $ - | $ (8,601) | $ 56,910 | $ 205,488 | $ 13,515 | $ (3,531) | $ 282,522 | |

See notes to consolidated financial statements.

**METHODE ELECTRONICS, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
(in thousands)

| | Year Ended April 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2005 |
| OPERATING ACTIVITIES | | | |
| Net income | $ 25,533 | $ 19,681 | $ 21,872 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for depreciation | 17,123 | 16,867 | 14,862 |
| Amortization of intangibles | 4,311 | 3,913 | 1,759 |
| Stock based compensation | 1,365 | 52 | - |
| Deferred income taxes | 633 | 572 | 504 |
| Other non-cash items | 378 | 140 | 1,001 |
| Income from life insurance proceeds | (1,039) | - | - |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | 1,635 | (5,920) | 7,841 |
| Inventories | (10,879) | 3,111 | 5,789 |
| Prepaid expenses and other current assets | 389 | 1,241 | 1,971 |
| Accounts payable and accrued expenses | 5,505 | 4,469 | (2,869) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 44,954 | 44,126 | 52,730 |
| INVESTING ACTIVITIES | | | |
| Purchases of property, plant and equipment | (18,982) | (19,304) | (23,171) |
| Acquisitions of businesses (Note 3) | (4,374) | (3,641) | (12,455) |
| Collection of loan to related party | - | 6,000 | - |
| Proceeds from sale of subsidiary | - | - | 687 |
| Proceeds from life insurance policies | 2,309 | - | - |
| Increase in cash value of life insurance policies | (764) | (800) | (298) |
| Other | 758 | 891 | (68) |
| NET CASH USED IN INVESTING ACTIVITIES | (21,053) | (16,854) | (35,305) |
| FINANCING ACTIVITIES | | | |
| Purchase of Class B common stock | - | (25,788) | - |
| Proceeds from exercise of stock options | 6,462 | 2,767 | 521 |
| Cash dividends | (7,252) | (8,573) | (7,237) |
| NET CASH USED IN FINANCING ACTIVITIES | (790) | (31,594) | (6,716) |
| Effect of foreign currency exchange rate changes on cash | 2,274 | 1,818 | 3,650 |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 25,385 | (2,504) | 14,359 |
| Cash and cash equivalents at beginning of year | 61,757 | 64,261 | 49,902 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 87,142 | $ 61,757 | $ 64,261 |

See notes to consolidated financial statements.

## METHODE ELECTRONICS, INC. AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**April 30, 2005**
(Dollar amounts in thousands, except share data)

### 1. Significant Accounting Policies

*Principles of Consolidation.* The consolidated financial statements include the accounts and operations of Methode Electronics, Inc. ("the Company") and its subsidiaries.

*Financial Reporting Periods.* The Company maintains its financial records on the basis of a fiscal year ending on the Saturday closest to April 30, with 13-week fiscal quarters. For ease of reference, all references to period end dates have been presented as though the period ended on the last day of the calendar month. The fiscal years 2005, 2004 and 2003 ended on April 30, 2005, May 1, 2004 and May 3, 2003, respectively.

*Cash Equivalents.* All highly liquid investments with a maturity of three months or less when purchased are carried at their approximate fair value and classified in the consolidated balance sheets as cash equivalents.

*Accounts Receivable and Allowance for Doubtful Accounts.* The Company carries its accounts receivable at their face amounts less an allowance for doubtful accounts. On a regular basis, the Company records an allowance for uncollectible receivables based upon past transaction history with customers, customer payment practices and economic conditions. Actual collection experience may differ from the current estimate of net receivables. A change to the allowance for uncollectible amounts may be required if a future event or other change in circumstances results in a change in the estimate of the ultimate collectibility of a specific account. The Company does not require collateral for its accounts receivable balances.

*Inventories.* Inventories are stated at the lower of cost (first-in, first-out method) or market.

*Property, Plant and Equipment.* Properties are stated on the basis of cost. The Company amortizes such costs by annual charges to income, computed on the straight-line method using estimated useful lives of 5 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment for financial reporting purposes. Accelerated methods are generally used for income tax purposes.

*Income Taxes.* Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

*Revenue Recognition.* The Company recognizes revenue on product sales when i) persuasive evidence of an agreement exists, ii) the price is fixed or determinable, iii) delivery has occurred or services have been rendered, and iv) collection of the sales proceeds is reasonably assured. Revenue from the Company's product sales not requiring installation, net of trade discounts and estimated sales allowances, is recognized when title passes, which is upon shipment. The Company does not have any additional obligations or customer acceptance provisions after shipment of such products. The Company handles returns by replacing, repairing or issuing credit for defective products when returned. Return costs were not significant in fiscal years 2005, 2004 and 2003. Revenue from cabling infrastructure systems installations is recognized when the installation is completed, tested and accepted by the customer. Revenue from customer tooling sales is recognized when the tooling is completed, producing production parts to specification, and accepted by the customer.

*Shipping and Handling Fees and Costs.* Shipping and handling fees billed to customers are included in net sales, and the related costs are included in cost of products sold.

*Foreign Currency Translation.* The functional currencies of the majority of the Company's foreign subsidiaries are the local currencies. Accordingly, the results of operations of these foreign subsidiaries are translated into U.S. dollars using average exchange rates during the year, while the assets and liabilities are translated using period end exchange rates. Adjustments from the translation process are classified as a component of shareholders' equity. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the foreign subsidiary are included in the Consolidated Statements of Income in other, net. In fiscal 2005, 2004 and 2003, the Company had foreign exchange losses of $374, $1,052 and $2,713, respectively.

(Dollar amounts in thousands, except share data)

**1. Significant Accounting Policies (Continued)**

*Long-Lived Assets.* In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company continually evaluates whether events and circumstances have occurred which indicate that the remaining estimated useful lives of its intangible assets, excluding goodwill, and other long-lived assets, may warrant revision or that the remaining balance of such assets may not be recoverable. In the event that the undiscounted cash flows resulting from the use of the asset group is less than the carrying amount, an impairment loss equal to the excess of the asset's carrying amount over its fair value is recorded.

*Goodwill and Intangibles.* Costs assigned to the fair value of intangible assets acquired with finite lives are being amortized over periods ranging from 4 to 18 years, generally on a straight-line basis. The fair value of certain intangible assets is being amortized over projected revenues used to initially value such intangible assets. Goodwill represents the excess of purchase price over the estimated fair value of net assets of acquired companies.

As of May 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for intangible assets and goodwill, which are no longer amortized unless, in the case of intangible assets, the asset has a finite life. Goodwill and intangible assets with indefinite lives are now subject to an annual impairment test.

The impairment test for goodwill is a two-step process. The first step is to identify when goodwill impairment has occurred by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill test is performed to measure the amount of the impairment loss, if any. In this second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. The Company performed its annual impairment tests of goodwill at April 30, 2005. The impairment tests were performed for four reporting units using discounted future cash flows of the reporting units. The results of the tests did not require any adjustments for impairment.

*Research and Development Costs.* Costs associated with the development of new products are charged to expense when incurred. Research and development costs for the years ended April 30, 2005, 2004 and 2003, amounted to $20,574, $19,413 and $19,115, respectively.

*Stock-Based Compensation.* See Note 4, *Shareholders' Equity* for a description of the Company's stock-based compensation plans. As it relates to stock options, the Company continues to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB Opinion No. 25, no compensation cost related to stock options granted has been recognized in the Company's Consolidated Statements of Income because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of option grants is estimated on the date of grant using the Black-Scholes option pricing model for pro forma footnote purposes.

(Dollar amounts in thousands, except share data)

## 1. Significant Accounting Policies (Continued)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to all its outstanding stock-based compensation plans as of April 30:

| | Year Ended April 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net income: | | | |
| As reported | $ 25,533 | $19,681 | $21,872 |
| Add stock-based compensation expense included in earnings, net of tax | 819 | 52 | - |
| Less total stock-based compensation expense determined under fair value based method for all awards, net of tax | (1,526) | (1,658) | (1,536) |
| Pro forma | $ 24,826 | $18,075 | $20,336 |
| Basic and diluted earnings per share: | | | |
| As reported | $0.71 | $0.55 | $0.60 |
| Pro forma | 0.69 | 0.50 | 0.56 |

*Use of Estimates.* The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

*Comprehensive Income.* SFAS No. 130, "Reporting Comprehensive Income," requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they were recognized. The Company has chosen to disclose Comprehensive Income, which encompasses net income and foreign currency translation adjustments, in the Consolidated Statement of Shareholders' Equity.

*Recent Accounting Pronouncements*

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, "Inventory Costs – an amendment of Accounting Research Bulletin No. 43 Chapter 4." SFAS No. 151 more clearly defines when excessive idle facility expense, freight, handling costs, and spoilage, are to be current-period charges. In addition, SFAS No. 151 requires the allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. For the Company, SFAS No. 151 is effective for inventory costs incurred during fiscal year 2007. The Company does not expect SFAS No. 151 to have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," (SFAS No. 123R). SFAS No. 123R eliminates the intrinsic value method under APB No. 25, and requires the Company to use a fair-value based method of accounting for share-based payments. Under APB No. 25, no compensation cost related to stock options is recognized in the Consolidated Statements of Income. SFAS No. 123R requires that the compensation cost for employee services received in exchange for an award of equity instruments be recognized in the Consolidated Statements of Income based on the grant-date fair value of that award. That cost recognized at the grant-date will be amortized in the Consolidated Statements of Income over the period during which an employee is required to provide service in exchange for that award (requisite service period). For the Company, SFAS No. 123R is effective as of the beginning of the first quarter of fiscal 2007. The Company is still evaluating the impact and has the choice to use the modified prospective or modified retrospective methods upon adoption of SFAS No. 123R.

(Dollar amounts in thousands, except share data)

## 2. Restructuring and Impairment of Assets

*Fiscal 2004 Restructuring*

In the third quarter of fiscal 2004, due in part to price erosion and lost sales to lower cost Eastern European and Asian suppliers, the Company adopted a restructuring plan to discontinue copper cable assembly operations at its Ireland facility and dispose of or close its United Kingdom optical cable assembly operation. In the fourth quarter the Company closed its United Kingdom optical cable assembly operation, transferring some production to its Czech Republic fiber optic facility and executing an agreement to sell the balance to local management for cash of $272. The Company recorded charges of $1,649 related to the closings of the Ireland and United Kingdom operations in the third and fourth quarters, consisting of involuntary severance of $847, equipment write-offs of $418, inventory write-offs of $70, and lease and other obligations of $314. The restructuring included the termination of 52 employees, all of whom were notified prior to April 30, 2004. The restructuring and impairment charges are classified in the fiscal 2004 Consolidated Statement of Income as cost of products sold ($1,494), and selling and administrative expenses ($155).

*Fiscal 2002 Restructuring*

In the fourth quarter of fiscal 2002, in response to the weak economic conditions in the telecommunications and computer sectors, the Company adopted a restructuring plan in an effort to better align the Company's operations with industry conditions. The restructuring included integrating the operations of Duel Systems, Inc. and Adam Technologies, Inc. into the Company's domestic and foreign interconnect products group and closing the California and New Jersey manufacturing and distribution operations.

Accrued expenses, primarily severance pay and lease obligations, related to restructurings included in other current liabilities in the Consolidated Balance Sheets were:

| | Involuntary Severance | Lease and Other | Total |
|---|---|---|---|
| Balance April 30, 2002 | $ 175 | $ 1,417 | $ 1,592 |
| Payments made | (170) | (429) | (599) |
| Reversal | (5) | (721) | (726) |
| Balance April 30, 2003 | - | 267 | 267 |
| Provision | 847 | 314 | 1,161 |
| Payments made | (710) | (331) | (1,041) |
| Balance April 30, 2004 | 137 | 250 | 387 |
| Payments made | (130) | (210) | (340) |
| Reversal | ( 7) | ( 40) | ( 47) |
| Balance April 30, 2005 | $ - | $ - | $ - |

## 3. Acquisitions, Intangible Assets and Goodwill

*Fiscal 2005 Acquisition*

In March 2005, the Company acquired the assets of Cableco Technologies Corporation, a designer and manufacturer of high current flexible cabling systems for electronic and electrical applications, for an initial payment of $2,782, including expenses. The initial payment was paid $1,703 in cash, 49,989 shares of common stock of the Company having a value of $601,and $478 by the assumption of liabilities. If certain operational and financial milestones are met, the Company would be required to make contingent payments of up to $6,750, payable in stock or cash, depending on certain factors. The Company has issued 573,537 shares of restricted common stock in connection with the contingent payments related to this transaction. The sellers are entitled to receive dividends and vote these restricted shares.

(Dollar amounts in thousands, except share data)

**3. Acquisitions, Intangible Assets and Goodwill (Continued)**

The tangible assets acquired had a fair value of approximately $1,766. The fair values assigned to intangible assets acquired were $250 for patents, $120 for covenants not to compete, and $646 for goodwill and other intangibles. The intangible assets acquired are being amortized over periods of 4 to 15 years. The accounts and transactions of the acquired business have been included in the "Other" segment in the consolidated financial statements from the effective date of the acquisition. The pro forma results of operations for 2005, 2004 and 2003, assuming the purchase occurred at May 1, 2002, would not differ materially from the reported amounts.

*Fiscal 2004 Acquisitions*

During fiscal 2004, the Company acquired and/or licensed intellectual property related to piezoelectric and capacitive sensing technology for cash of $1,463, including expenses. In a separate transaction, the Company acquired patents and other intellectual property related to torque sensing applications for cash of $665, including expenses. The intangible assets acquired are being amortized over periods of 10 to 15 years.

*Fiscal 2003 Acquisition*

On January 31, 2003, the Company purchased the business assets of its exclusive automotive sales representative, Kill & Bolton Associates International, Inc. ("KBA"), for $12,036 in cash, including costs of acquisition, and $723 forgiveness of debt. The acquisition of KBA has helped the Company better manage program launches from product design through production and lower the cost of this customer relationship function. The purchase price was determined based upon the projected cost savings that would be attained by bringing this function in-house. The tangible assets acquired had a fair value of approximately $596. The fair values assigned to intangible assets acquired were $12,063 for customer relationships and contacts and $100 for covenants not to compete. The intangible assets acquired are being amortized over a period of 5 years. The accounts and transactions of the acquired business have been included in the consolidated financial statements from the effective date of the acquisition. The pro forma results of operations for 2003, assuming the purchase occurred at May 1, 2002, would not differ materially from the reported amounts.

The following tables present details of the Company's total intangible assets:

| | April 30, 2005 | | |
|---|---|---|---|
| | Gross | Accumulated Amortization | Net |
| Customer relationships and agreements | $19,629 | $ 7,301 | $12,328 |
| Patents | 9,632 | 2,235 | 7,397 |
| Covenants not to compete | 2,220 | 1,578 | 642 |
| | $31,481 | $ 11,114 | $20,367 |

| | April 30, 2004 | | |
|---|---|---|---|
| | Gross | Accumulated Amortization | Net |
| Customer relationships and agreements | $19,586 | $ 4,011 | $15,575 |
| Patents | 9,383 | 1,634 | 7,749 |
| Covenants not to compete | 2,100 | 1,158 | 942 |
| | $31,069 | $ 6,803 | $24,266 |

(Dollar amounts in thousands, except share data)

### 3. Acquisitions, Intangible Assets and Goodwill (Continued)

The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

| | |
|---|---|
| 2006 | 4,512 |
| 2007 | 4,277 |
| 2008 | 3,510 |
| 2009 | 1,646 |
| 2010 | 1,589 |

*Goodwill*

The increase in goodwill in fiscal 2005 represents the accrual of the earned portion of a contingent payment due in connection with the fiscal 2002 acquisition of Automotive Safety Technologies (AST) and $594 of goodwill that was recorded with the initial payment made for the Cableco acquisition in fiscal 2005. Additional contingent consideration of up to $6,750 for the Cableco acquisition and $2,678 for the AST acquisition will be recorded as goodwill if and when payable.

### 4. Shareholders' Equity

*Preferred Stock.* The Company has 50,000 authorized shares of Series A Junior Participating Preferred Stock, par value $100 per share, of which none were outstanding during any of the periods presented.

*Common Stock.* On January 8, 2004, in order to eliminate its dual-class stock structure, the Company completed a merger whereby all of the outstanding Class B common stock was converted into the right to receive $23.55 per share in cash and each share of Class A common stock was converted into one share of new common stock (see Note 10, *Related Party Transactions*). At April 30, 2005, 2,808,104 shares of common stock are reserved for future issuance in connection with the Company's stock plans.

Common stock, par value $0.50 per share, authorized, issued and in treasury, was as follows:

| | April 30, | |
|---|---|---|
| | **2005** | **2004** |
| Authorized | 100,000,000 | 100,000,000 |
| Issued | 37,481,192 | 35,909,815 |
| In treasury | 419,745 | 419,745 |

*Shareholders' Rights Agreement.* On January 8, 2004, the Company's Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each share of common stock ("Common Shares") outstanding on January 18, 2004 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one ten-thousandth of a share of the Company's Series A Junior Participating Preferred Stock at an exercise price of $65.00 per one ten-thousandth of a preferred share, subject to adjustment.

The Rights, which are not detachable, will trade automatically with the Common Shares and will not be exercisable until it is announced that a person or group has become an "acquiring person" by acquiring 15% or more of the Common Shares, or a person or group commences a tender offer that will result in such person or group owning 15% or more of the Common Shares. Thereafter, separate right certificates will be distributed, and each right will entitle its holder to purchase for the exercise price, a fraction of a share of the Company's Series A Junior Participating Preferred Stock having economic and voting terms similar to one share of common stock.

(Dollar amounts in thousands, except share data)

**4. Shareholders' Equity (Continued)**

Upon announcement that any person or group has become an acquiring person, each Right will entitle all rightholders (other than the acquiring person) to purchase, for the exercise price, a number of shares of Common Shares having a market value of twice the exercise price. Rightholders would also be entitled to purchase the common stock of another entity having a value of twice the exercise price if, after a person has become an acquiring person, the Company were to enter into certain mergers or other transactions with such other entity. If any person becomes an acquiring person, the Company's Board of Directors may, at its option and subject to certain limitations, exchange one share of common stock for each Right.

The Rights may be redeemed by the Company's Board of Directors for $0.01 per Right at any time prior to a person or group having become an acquiring person. The Rights will expire on January 8, 2014.

*Stock Plans.* In fiscal 1998 the Company adopted the Methode Electronics, Inc. 1997 Stock Plan, in fiscal 2001, the Company adopted the Methode Electronics 2000 Stock Plan, and in fiscal 2005 the Company adopted the Methode Electronics 2004 Stock Plan ("Plans"). The Plans provide the Company a means to award stock options, stock appreciation rights and restricted stock to directors and key employees. As of April 30, 2005, there were no shares of common stock available for grant under the 1997 Plan, 49,845 shares available under the 2000 Plan and 1,000,000 shares available under the 2004 Plan.

During fiscal 2005, the Company awarded 286,980 shares of restricted common stock with a weighted-average grant-date fair value of $11.28 per share, to directors and key employees, of which 126,680 vest in three equal annual installments beginning on April 30, 2005 provided the recipient remains a director or employee of the Company. For the remaining 160,000 shares of restricted stock awarded to senior management, 50% vest as of April 30, 2007 if the recipient remains employed with Methode until that date, and the second 50% vest on that same date if Methode has met certain financial targets.

The fair value of the stock awards is recorded as compensation expense ratably over the vesting period beginning on the date of the award. The fair value of the stock awards that vest solely with the passage of time is equal to the market value of the Company's common stock on the date of the grant. The fair value of the stock awards with vesting that is dependent on meeting certain financial targets is equal to the market value of the Company's common stock as of the latest balance sheet date. All of the restricted stock awards are entitled to be voted and to payment of dividends.

In connection with the 160,000 restricted stock awards vesting on April 30, 2007, Methode agreed to pay each recipient a cash bonus if Methode meets certain additional financial targets, which shall be measured as of April 30, 2007. The amount of the cash bonuses, if any, will be calculated by multiplying the number representing up to 50% of each recipient's restricted stock award described in the paragraph above by the closing price of Methode's common stock as of April 30, 2007. This additional cash bonus is recorded as compensation expense ratably over the vesting period, based upon the market value of the Company's common stock as of the latest balance sheet date, if such targets are being met as of the latest balance sheet date. As of April 30, 2005, the Company was meeting some of these additional financial targets and, accordingly, compensation expense related to this cash bonus has been accrued.

The Company has a stock-based cash bonus agreement with its CEO providing for two cash bonuses that are paid at the election of the CEO between the vesting date and expiration date. The first cash bonus vests in four equal annual installments beginning June 10, 2003 and expires June 10, 2012. The amount of the first cash bonus shall be determined by multiplying 100,000 by the per share value of the common stock on the date of election in excess of $10.50. The second cash bonus vests in four equal annual installments beginning July 3, 2004 and expires July 3, 2013. The amount of the second cash bonus shall be determined by multiplying 150,000 by the per share value of the common stock on the date of election in excess of $11.44. These bonuses are being recorded as compensation expense ratably over the vesting period based upon the market value of the Company's common stock as of the latest balance sheet date.

**METHODE ELECTRONICS, INC. AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)**

(Dollar amounts in thousands, except share data)

**4. Shareholders' Equity (Continued)**

Stock options granted under the 1997 Plan vested over periods of two weeks to twenty-seven months after the date of the grant and have a term of ten years. Stock options granted under the 2000 Plan through April 30, 2005, vest over a period of six months to forty-eight months after the date of the grant and have a term of ten years.

The following table summarizes the stock option transactions pursuant to the 1997 and 2000 Stock Plans:

| | Options Outstanding | | Exercisable Options | |
|---|---|---|---|---|
| | Shares | Wtd. Avg. Exercise Price | Shares | Wtd. Avg. Exercise Price |
| April 30, 2002 | 2,003,524 | 9.13 | 1,113,293 | $ 9.11 |
| Granted | 641,456 | 10.44 | | |
| Exercised | (77,803) | 6.66 | | |
| Cancelled | (141,157) | 9.09 | | |
| April 30, 2003 | 2,426,020 | 9.56 | 1,533,374 | $ 9.63 |
| Granted | 505,300 | 11.44 | | |
| Exercised | (377,166) | 7.36 | | |
| Cancelled | (59,724) | 13.58 | | |
| April 30, 2004 | 2,494,430 | 10.17 | 1,654,636 | $ 9.74 |
| Granted | 10,000 | 11.64 | | |
| Exercised | (663,971) | 9.73 | | |
| Cancelled | (82,200) | 11.66 | | |
| April 30, 2005 | 1,758,259 | 10.28 | 1,331,709 | $ 10.02 |

| Options Outstanding at April 30, 2005 | | | | Exercisable Options at April 30, 2005 | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares | Avg. Remaining Life (Years) | Wtd. Avg. Exercise Price | Shares | Wtd. Avg. Exercise Price |
| $5.12 - $7.69 | 351,981 | 5.0 | $ 6.31 | 351,981 | $ 6.31 |
| $8.08 - $11.64 | 998,893 | 5.9 | 10.47 | 572,443 | 10.01 |
| $12.11- $17.66 | 407,385 | 5.1 | 13.25 | 407,285 | 13.25 |
| | 1,758,259 | 5.6 | 10.28 | 1,331,709 | 10.02 |

The weighted-average estimated fair value of options granted during fiscal 2005, 2004 and 2003 was $5.34, $5.39 and $5.12, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Risk free interest rate | 3.9% | 2.9% | 4.5% |
| Expected option life in years | 6.0 | 6.0 | 6.0 |
| Expected volatility | 52.3% | 56.2% | 57.2% |
| Dividend yield | 1.7% | 1.8% | 1.9% |

**5. Employee 401(k) Savings Plan**

The Company has an Employee 401(k) Savings Plan covering substantially all U.S. employees to which the Company makes contributions equal to 3% of eligible compensation. The Company contributions to the Employee 401(k) Savings Plan were $1,919, $1,945 and $2,048 in fiscal 2005, 2004 and 2003, respectively.

(Dollar amounts in thousands, except share data)

## 6. Income Taxes

Significant components of the Company's deferred tax assets and liabilities at April 30 were as follows:

| | 2005 | 2004 |
|---|---|---|
| Deferred tax liabilities- | | |
| Accelerated tax depreciation | $ 4,885 | $ 4,273 |
| Deferred tax assets: | | |
| Deferred compensation and stock award amortization | 2,252 | 1,534 |
| Inventory valuation differences | 2,360 | 1,967 |
| Property valuation differences | 1,031 | 1,188 |
| Accelerated book amortization | 1,810 | 950 |
| Environmental reserves | 1,225 | 1,361 |
| Goodwill impairment | 7,202 | 7,202 |
| Bad debt reserves | 373 | 818 |
| Vacation accruals | 1,298 | 1,341 |
| Restructuring accruals | - | 99 |
| Foreign investment tax credit | 14,817 | 11,004 |
| Foreign net operating loss carryover | 1,733 | 961 |
| Other accruals | 1,610 | 2,478 |
| | 35,711 | 30,903 |
| Less valuation allowance | 20,572 | 16,208 |
| Total deferred tax assets | 15,139 | 14,695 |
| Net deferred tax assets | $10,254 | $10,422 |
| Balance sheet classification: | | |
| Current asset | $ 6,361 | $ 7,901 |
| Non-current asset | 3,893 | 2,521 |
| | $ 10,254 | $ 10,422 |

The valuation allowance is associated with the deferred tax assets for the basis differences between book and tax that result from the impairment of goodwill that is not deductible until the investment is liquidated and foreign investment tax credits and net operating losses with unlimited carryovers generated in 2005, 2004 and 2003, for which the Company believes utilization is uncertain.

Income taxes consisted of the following:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Current | | | |
| Federal | $ 9,147 | $ 6,300 | $ 6,696 |
| Foreign | 1,195 | 399 | 177 |
| State | 1,939 | 1,554 | 2,708 |
| | 12,281 | 8,253 | 9,581 |
| Deferred | 633 | 572 | 504 |
| | $ 12,914 | $ 8,825 | $ 10,085 |

(Dollar amounts in thousands, except share data)

## 6. Income Taxes (Continued)

A reconciliation of the consolidated provisions for income taxes to amounts determined by applying the prevailing statutory federal income tax rate to pre-tax earnings is as follows:

| | 2005 | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| Income tax at statutory rate | $13,456 | 35.0% | $9,977 | 35.0% | $11,185 | 35.0% |
| Effect of: | | | | | | |
| State income taxes, net of federal benefit | 1,617 | 4.2 | 1,182 | 4.1 | 1,849 | 5.8 |
| Foreign operations with lower statutory rates | (573) | (1.5) | (678) | (2.3) | (1,582) | (4.9) |
| Foreign investment tax credit (FTC) | (3,557) | (9.3) | (3,163) | (11.1) | (3,421) | (10.7) |
| FTC valuation allowance | 2,926 | 7.6 | 2,140 | 7.5 | 2,691 | 8.4 |
| Tax exempt life insurance | (364) | (0.9) | | | | |
| Other -- net | (591) | (1.5) | (633) | (2.2) | (637) | (2.0) |
| Income tax provision | $12,914 | 33.6% | $8,825 | 31.0% | $10,085 | 31.6% |

The Company paid income taxes of approximately $8,328 in 2005, $7,095 in 2004, and $5,235 in 2003. If the undistributed net income of $80,903 were distributed as dividends, the Company would be subject to foreign tax withholdings and incur additional income tax expense of approximately $32,361, before available foreign tax credits. It is not practical to estimate the amount of foreign tax withholdings or the foreign tax credits that may be available.

Historically, the Company has considered its foreign undistributed earnings to be permanently reinvested and therefore not provided US income taxes on these earnings. On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law introducing a special one-time tax deduction of 85% of certain foreign earnings that are repatriated, as defined in the Act. The deduction is available to corporations during the tax year that includes October 22, 2004 or in the immediately subsequent tax year. The deduction is subject to a number of limitations and uncertainty remains as to the interpretation of numerous provisions in the Act. In December 2004, the FASB issued FASB Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP 109-2). FSP 109-2 allows a company time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings. The Company has not completed its analysis of the Act mainly due to the uncertainty associated with the interpretation of the provisions and the lack of clarification on certain provisions within the Act. The Company will complete its analysis of the potential repatriation, if any, and the related tax ramification in fiscal 2006. Based upon a preliminary review of the Act, repatriation of the Company's foreign undistributed earnings could result in additional income tax expense of between 8% and 13% of the amount repatriated, depending on the amount of foreign taxes withheld.

(Dollar amounts in thousands, except share data)

### 7. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Numerator - Net income | $25,533 | $19,681 | $21,872 |
| Denominator: | | | |
| Denominator for basic earnings per share-weighted-average shares | 35,842 | 35,778 | 36,170 |
| Dilutive potential common shares-employee stock options | 311 | 295 | 226 |
| Denominator for diluted earnings per share-adjusted weighted-average shares and assumed conversions | 36,153 | 36,073 | 36,396 |
| Basic and diluted net income per share | $0.71 | $0.55 | $0.60 |

Options to purchase 400,031, 588,080 and 1,295,436 shares of common stock were outstanding at April 30, 2005, 2004 and 2003, respectively, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares; therefore, the effect would be antidilutive.

### 8. Environmental Matters

The Company applies the guidance of SOP 96-1 *Environmental Remediation Liabilities* in accounting for its known environmental obligations. The Company is not aware of any potential unasserted environmental claims that may be brought against it. The Company is involved in environmental investigation and/or remediation at three of its current and former plant sites. The Company uses environmental consultants to assist it in evaluating its environmental liabilities in order to establish appropriate accruals in its financial statements. Accruals are recorded when environmental remediation is probable and the costs can be reasonably estimated. A number of factors affect the cost of environmental remediation, including the determination of the extent of contamination, the length of time remediation may require, the complexity of environmental regulations and the advancement of remediation technology. Considering these factors, the Company has estimated (without discounting) the costs of remediation, which will be incurred over a period of several years. Recovery from insurance or other third parties is not anticipated. The Company is not yet able to determine when such remediation activity will be complete, but estimates for certain remediation efforts are projected through 2015.

At April 30, 2005 and 2004, the Company had accruals, primarily based upon independent engineering studies, for environmental matters of $3,063 and $3,403, respectively, of which $250 and $705, respectively, was classified in other accrued expenses, the remainder was included in other liabilities. The Company believes the provisions it has made for environmental matters are adequate to satisfy its liabilities relating to such matters, however it is reasonably possible that costs could exceed accrued amounts if the selected methods of remediation do not reduce the contaminates at the sites to levels acceptable to federal and state regulatory agencies.

In fiscal 2005, the Company spent $640 on remediation cleanups and related studies compared with $472 in 2004 and $760 in 2003. The costs associated with environmental matters as they relate to day-to-day activities were not material.

(Dollar amounts in thousands, except share data)

## 9. Pending Litigation

Certain litigation arising in the normal course of business is pending against the Company. The Company is from time to time subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, breach of contracts, employment-related matters and environmental matters. The Company considers insurance coverage and third party indemnification when determining required accruals for pending litigation and claims. Although the outcome of potential legal actions and claims cannot be determined, it is the opinion of the Company's management, based on the information available, that it has adequate reserves for these liabilities and that the ultimate resolution of these matters will not have a significant effect on the consolidated financial statements of the Company.

## 10. Related Party Transactions

James W. McGinley and Robert R. McGinley, sons of William J. McGinley, founder and former Chairman of the Company, were both members of the Company's Board of Directors until their resignation in October 2003. James W. McGinley and Robert R. McGinley, together with their sister, Margaret J. McGinley, are special fiduciaries, co-trustees and beneficiaries of Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust (Marital Trusts). The Company entered into an agreement dated August 19, 2002, and amended December 26, 2002, with the Marital Trusts, Jane R. McGinley, Margaret J. McGinley, James W. McGinley, and Robert R. McGinley (collectively the "McGinley Family") to commence a tender offer to purchase all of the outstanding Class B common stock at a price of $20 per share in cash by the terms and conditions provided for in the agreement.

Under the agreement, the McGinley Family was obligated to tender all of its Class B common stock in the offer. This represented an aggregate of 931,759 shares of Class B common stock, or 85.7% of the then outstanding Class B common stock. The agreement provided that either the Company or the McGinley Family could terminate the agreement if the tender offer was not completed on or prior to May 31, 2003 provided that the party purporting to terminate was not the cause of the failure to be completed by such time.

On July 3, 2003, Dura Automotive Systems, Inc. (Dura) announced that it planned to commence a tender offer for all of the outstanding Class B common stock of the Company at a price of $23.00 per share in cash. The tender offer, which commenced on July 8, 2003, was subject to certain conditions, including a majority of the Company's Class B common stock being tendered and not withdrawn and the holders of Class B common stock continuing to have the right to elect directors representing up to approximately 75 percent of the Company's Board of Directors.

On July 14, 2003, the McGinley Family gave notice of termination of the Agreement dated August 19, 2002, as amended December 26, 2002.

As of July 18, 2003, the Company entered into an agreement with the McGinley Family, pursuant to which the McGinley Family sold 750,000 shares of its Class B common stock to the Company for $22.75 per share and agreed to vote its remaining shares of Class B common stock in favor of a merger in which all then outstanding Class B common stock (including those held by the McGinley Family not previously sold to the Company) would receive $23.55 per share and the Class A common stock would be converted into new Methode common stock (the "Merger). The Merger was approved by the affirmative vote of a majority of the Company's outstanding shares at a special shareholders meeting held on January 8, 2004. Also on January 8, 2004, pursuant to the settlement of litigation involving the Merger, the Company declared a special dividend of $0.04 per share of Class A common stock, which was paid on March 1, 2004. The Company recorded charges of $3,780 in fiscal 2004, primarily for legal, investment banking and other professional fees incurred in connection with the elimination of its dual-class common stock structure and the unsolicited tender offer for its Class B common stock.

Marital Trust No. 2 also owns Horizon Farms, Inc., an Illinois corporation ("Horizon"), of which Messrs. James W. McGinley and Robert R. McGinley are officers and directors. In April 2001, the Company loaned $6,000 to Horizon. The note receivable was due on June 30, 2003, bore interest at a rate of 5.25% per annum and was secured by a mortgage lien on certain real property owned by Horizon pursuant to a Mortgage and Security

(Dollar amounts in thousands, except share data)

**10. Related Party Transactions (Continued)**

Agreement. The note receivable and related accrued interest were collected in full on June 30, 2003.

The Company was also party to a Split-Dollar Insurance Agreement dated August 9, 1996, with the William J. McGinley and Jane R. McGinley Irrevocable Trust (the "Irrevocable Trust"). James W. McGinley, and Robert R. McGinley, together with their sister, Margaret J. McGinley, and other McGinley family members are beneficiaries of the Irrevocable Trust. Pursuant to the Split-Dollar Insurance Agreement, the Company agreed to pay premiums on last survivor life insurance policies owned by the Irrevocable Trust on the lives of William J. and Jane R. McGinley. The Company had collateral assignments on the policies that entitled it to receive reimbursement at the greater of the cumulative premiums paid or the cash surrender value of the policies. Payments of $1,198 related to these policies were received in July and August of fiscal 2004.

**11. Material Customers**

Sales to three automotive customers in the Electronic segment, either directly or through their Tier 1 suppliers, represented a significant portion of the Company's business. Net sales to these three customers approximated 28.2%, 21.3% and 12.5% of consolidated net sales in fiscal 2005, 35.0%, 24.3% and 7.9% of consolidated net sales in fiscal 2004 and 33.2%, 26.7% and 4.6% of consolidated net sales in fiscal 2003. Sales of PODS sensor pads to one of these customers were 11.7%, 7.4% and 3.7% of consolidated net sales in fiscal 2005, 2004 and 2003, respectively.

At April 30, 2005 and 2004, accounts receivable from customers in the automotive industry were approximately $52,598 and $53,576, respectively, which included $12,701 and $11,711, respectively, at the Company's Maltese subsidiary. Accounts receivable are generally due within 30 to 60 days. Credit losses relating to all customers generally have been within management's expectation.

**12. Line of Credit**

In December 2002, the Company executed an agreement with its primary bank to establish a committed $30,000 revolving credit facility to provide ready financing for general corporate purposes, including acquisition opportunities that may become available. This facility, which expires in December 2005, bears interest at (a) LIBOR plus 1.25% or (b) the higher of the Federal Funds Rate plus 1/2 of 1% or the bank's prime rate. The facility also includes a facility fee of 0.35% of the unused balance. The facility requires the Company to maintain a minimum consolidated net worth equal to $177,000 (after adjustment for Class B common stock repurchase) plus 50% of quarterly net income after April 30, 2002, with no deduction for a net loss in any quarter ($210,543 at April 30, 2005), and maintain consolidated fixed charge coverage, as defined, of not less than 1.50:1.00. The Company was in compliance at April 30, 2005. The Company has never borrowed against this facility.

**13. Segment Information**

The Company is a global manufacturer of component and subsystem devices. The Company designs, manufactures and markets devices employing electrical, electronic, wireless, sensing and optical technologies. The Company's components are found in the primary end markets of the automotive, communications (including information processing and storage, networking equipment, wireless and terrestrial voice/data systems), aerospace, rail and other transportation industries; and the consumer and industrial equipment markets.

The Company reports three business segments: Electronic, Optical and Other. The Company's systems are not designed to capture information by smaller product groups and it would be impracticable to breakdown the Company's sales into smaller product groups. The business units whose results are identified in the Electronic segment principally employ electronic processes to control and convey signals. Electronic segment net sales included customer tooling sales of $16,978, $11,209 and $22,815 in fiscal 2005, 2004 and 2003, respectively. In fiscal 2004, the results of the Electronic segment include a $1,068 charge for the closing of the Company's Ireland manufacturing facility. In fiscal 2003, the results of the Electronic segment include a $1,061

METHODE ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollar amounts in thousands, except share data)

**13. Segment Information (Continued)**

credit for the reversal of restructuring and other reserves relating to a subsidiary sold in April 2003.

The business units whose results are identified in the Optical segment principally employ light to control and convey signals. In fiscal 2004, the results of the Optical segment include a $581 charge for the closing of the Company's optical cable assembly operation in England.

The Company's business units that manufacture bus devices and high current flexible cabling systems, as well as its independent laboratories, which provide services for qualification testing and certification of electronic and optical components, are included in the Other segment.

The accounting policies of the technology segments are the same as those described in the summary of significant accounting policies. The Company allocates resources to and evaluates performance of its technology segments based on operating income. Transfers between technology segments are recorded using internal transfer prices set by the Company.

The table below presents information about the Company's reportable segments:

| | Fiscal Year 2005 | | | | |
|---|---|---|---|---|---|
| | Electronic | Optical | Other | Eliminations | Consolidated |
| Net sales | $347,606 | $20,186 | $25,200 | $ 267 | $392,725 |
| Transfers between technology segments | (76) | | (191) | (267) | - |
| Net sales to unaffiliated customers | $347,530 | $20,186 | $25,009 | $ - | $392,725 |
| Segment income before income taxes | $46,058 | $1,992 | $3,325 | | $51,375 |
| Corporate expenses, net | | | | | (12,928) |
| Income before income taxes | | | | | $38,447 |
| Depreciation and amortization | $19,761 | $407 | $783 | | $20,951 |
| Corporate depreciation and amortization | | | | | 483 |
| Total depreciation and amortization | | | | | $21,434 |
| Identifiable assets | $272,379 | $13,747 | $15,449 | | $301,575 |
| General corporate assets | | | | | 55,106 |
| Total assets | | | | | $356,681 |

METHODE ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollar amounts in thousands, except share data)

### 13. Segment Information (Continued)

| | Fiscal Year 2004 | | | | |
|---|---|---|---|---|---|
| | Electronic | Optical | Other | Eliminations | Consolidated |
| Net sales | $319,510 | $18,468 | $21,246 | $ | $358,867 |
| Transfers between technology segments | (14) | | (343) | (357) | - |
| Net sales to unaffiliated customers | $319,496 | $18,468 | $20,903 | $ - | $358,867 |
| Segment income (loss) before income taxes | $40,520 | $(547) | $2,806 | | $42,779 |
| Corporate expenses, net | | | | | (14,273) |
| Income before income taxes | | | | | $28,506 |
| Depreciation and amortization | $18,284 | $992 | $837 | | $20,113 |
| Corporate depreciation and amortization | | | | | 667 |
| Total depreciation and amortization | | | | | $20,780 |
| Identifiable assets | $248,185 | $13,583 | $11,003 | | $272,771 |
| General corporate assets | | | | | 41,417 |
| Total assets | | | | | $314,188 |

| | Fiscal Year 2003 | | | | |
|---|---|---|---|---|---|
| | Electronic | Optical | Other | Eliminations | Consolidated |
| Net sales | $327,140 | $18,731 | $17,472 | $ 286 | $363,057 |
| Transfers between technology segments | | | (286) | (286) | - |
| Net sales to unaffiliated customers | $327,140 | $18,731 | $17,186 | $ - | $363,057 |
| Segment income (loss) before income taxes | $41,300 | $(800) | $ 958 | | $41,458 |
| Corporate expenses, net | | | | | (9,501) |
| Income before income taxes | | | | | $31,957 |
| Depreciation and amortization | $14,261 | $601 | $ 912 | | $15,774 |
| Corporate depreciation and amortization | | | | | 847 |
| Total depreciation and amortization | | | | | $16,621 |
| Identifiable assets | $228,962 | $16,146 | $12,564 | | $257,672 |
| General corporate assets | | | | | 57,802 |
| Total assets | | | | | $315,474 |

## METHODE ELECTRONICS, INC. AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollar amounts in thousands, except share data)

### 13. Segment Information (Continued)

Information about the Company's operations in different geographic regions is as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net Sales: | | | |
| United States | $293,985 | $271,050 | $285,344 |
| Asia Pacific | 13,251 | 14,146 | 15,374 |
| Malta | 56,566 | 51,736 | 40,379 |
| Europe, excluding Malta | 28,923 | 21,935 | 21,960 |
| | $392,725 | $358,867 | $363,057 |
| Income (loss) before income taxes: | | | |
| United States | $ 32,405 | $ 21,912 | $ 23,740 |
| Asia Pacific | (2,932) | 1,089 | 2,174 |
| Europe | 7,848 | 4,952 | 4,880 |
| Income and expenses not allocated | 1,126 | 553 | 1,163 |
| | $ 38,447 | $ 28,506 | $ 31,957 |
| Property, Plant and Equipment, Goodwill and Other Intangibles: | | | |
| United States | $69,068 | $66,315 | $65,792 |
| Mexico | 10,680 | 9,767 | 6,832 |
| Asia Pacific | 5,267 | 5,803 | 6,651 |
| Malta | 42,002 | 41,033 | 39,254 |
| Europe, excluding Malta | 10,728 | 8,662 | 7,908 |
| | $137,745 | $131,580 | $126,437 |

### 14. Summary of Quarterly Results of Operations (Unaudited)

The following is a summary of unaudited quarterly results of operations for the two years ended April 30, 2005:

| | Fiscal Year 2005 Quarter Ended | | | |
|---|---|---|---|---|
| | July 31 | October 31 | January 31 | April 30 |
| Net sales | $85,021 | $99,743 | $92,381 | $115,580 |
| Gross profit | 17,240 | 21,907 | 20,537 | 26,423 |
| Net income | 4,592 | 6,509 | 4,705 | 9,727 |
| Net income per common share | 0.13 | 0.18 | 0.13 | 0.27 |

| | Fiscal Year 2004 Quarter Ended | | | |
|---|---|---|---|---|
| | July 31 | October 31 | January 31 | April 30 |
| Net sales | $77,957 | $94,503 | $86,698 | $99,709 |
| Gross profit | 15,158 | 19,274 | 15,914 | 20,721 |
| Net income | 4,291 | 6,456 | 1,374 | 7,560 |
| Net income per common share | 0.12 | 0.18 | 0.04 | 0.21 |

Fourth quarter fiscal 2005 results include $1,039 of tax-free income from life insurance proceeds. Third quarter fiscal 2004 results include $1,970 related to the purchase and retirement of all of the Company's Class B common stock and a $1,251 charge for a plant closing.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

METHODE ELECTRONICS, INC. AND SUBSIDIARIES

(in thousands)

| COL. A | COL. B | COL. C | | COL. D. | COL. E |
|---|---|---|---|---|---|
| | | Additions | | | |
| Description | Balance at Beginning of Period | Charged to Costs and Expenses | Charged to Other Accounts—Describe | Deductions—Describe | Balance at End of Period |
| YEAR ENDED APRIL 30, 2005: | | | | | |
| Reserves and allowances deducted from asset accounts: | | | | | |
| Allowance for uncollectible accounts | $ 2,994 | $ 213 | $ 50(1) | $ 1,602(2) | $ 1,655 |
| Deferred tax valuation allowance | 16,208 | 3,608 | 756(1) | | 20,572 |
| YEAR ENDED APRIL 30, 2004: | | | | | |
| Reserves and allowances deducted from asset accounts: | | | | | |
| Allowance for uncollectible accounts | $ 3,442 | $ 140 | $ 24(1) | $ 612(2) | $ 2,994 |
| Deferred tax valuation allowance | 12,714 | 3,063 | 431(1) | | 16,208 |
| YEAR ENDED APRIL 30, 2003: | | | | | |
| Reserves and allowances deducted from asset accounts: | | | | | |
| Allowance for uncollectible accounts | $ 4,290 | $ 518 | $ 43(1) | $ 1,409(3) | $ 3,442 |
| Deferred tax valuation allowance | 9,396 | 2,691 | 627(1) | | 12,714 |

(1) Impact of foreign currency translation.
(2) Uncollectible accounts written off, net of recoveries.
(3) Uncollectible accounts written off, net of recoveries, and $256 reversal of excess allowances.

## INDEX TO EXHIBITS

| Exhibit Number | Description |
|---|---|
| 3.1 | Certificate of Incorporation of Registrant, as amended and currently in effect (1) |
| 3.2 | Bylaws of Registrant, as amended and currently in effect (1) |
| 4.1 | Article Fourth of Certificate of Incorporation of Registrant, as amended and currently in effect (included in Exhibit 3.1) (1) |
| 4.2 | Rights Agreement dated as of January 8, 2004 between Methode Electronics, Inc. and Mellon Investor Services LLC, which includes as Exhibit A thereto, the Certificate of Designation of Series A Junior Participating Preferred Stock of Methode Electronics, Inc.; as Exhibit B thereto, the Form of Right Certificate; as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares. (2) |
| 10.1 | Methode Electronics, Inc. Managerial Bonus and Matching Bonus Plan (also referred to as the Longevity Contingent Bonus Program) |
| 10.2 | Methode Electronics, Inc. Capital Accumulation Plan (3) |
| 10.3 | Methode Electronics, Inc. 401(k) Savings Plan (4) |
| 10.4 | Methode Electronics, Inc. 401(k) Saving Trust (4) |
| 10.5 | Methode Electronics, Inc. 1997 Stock Plan (5) |
| 10.6 | Methode Electronics, Inc. 2000 Stock Plan (6) |
| 10.7 | Methode Electronics, Inc. 2004 Stock Plan (7) |
| 10.8 | Form of Agreement between Donald W. Duda and Registrant (8) |
| 10.9 | Form of Agreement between Donald W. Duda and Registrant (9) |
| 10.10 | Form of Agreement between Douglas A. Koman and Registrant (10) |
| 10.11 | Form of Agreement between Robert J. Kuehnau and Registrant (8) |
| 10.12 | Form of Methode Electronics, Inc. Restricted Stock Award Agreement (Executive Award/Cliff Vesting) (11) |
| 10.13 | Form of Methode Electronics, Inc. Restricted Stock Award Agreement (Executive Award/Performance Based) (11) |
| 10.14 | Form of Methode Electronics, Inc. Cash Award Agreement (11) |
| 10.15 | Credit Agreement dated as of December 19, 2002 among Methode Electronics, Inc. as the Borrower, Bank of America, N.A., as Administrative Agent and L/C Issuer, and The Other Lenders Party Hereto (12) |
| 21 | Subsidiaries of the Registrant |
| 23 | Consent of Ernst & Young LLP |
| 31.1 | Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer |
| 31.2 | Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer |
| 32 | Certification of Periodic Financial Report Pursuant to 18 U.S.C. Section 1350 |

---

(1) Previously filed with Registrant's Form 8-K filed January 9, 2004, and incorporated herein by reference.

(2) Previously filed with Registrant's Form 8-A filed January 8, 2004, and incorporated herein by reference.

(3) Previously filed with Registrant's Form 10-Q for the three months ended January 31, 1994, and incorporated herein by reference.

(4) Previously filed with Registrant's Form 10-K for the year ended April 30, 1994, and incorporated herein by reference.

(5) Previously filed with Registrant's Statement No. 333-49671 and incorporated herein by reference.

(6) Previously filed with Registrant's Form 10-Q for the three months ended October 31, 2000, and incorporated herein by reference.

(7) Previously filed with Registrant's Form 8-K filed December 7, 2004, and incorporated herein by reference.

(8) Previously filed with Registrant's Form 10-Q for the three months ended January 31, 2002, and incorporated herein by reference.

(9) Previously filed with Registrant's Form 10-K/A for the year ended April 30, 2003, and

incorporated herein by reference.

(10) Previously filed with Registrant's Form 10-Q for the three months ended July 31, 2002, and incorporated herein by reference.

(11) Previously filed with Registrant's Form 10-Q filed December 8, 2004, and incorporated herein by reference.

(12) Previously filed with Registrant's Form 10-Q for the three months ended January 31, 2003, and incorporated herein by reference.

# Business Units

## UNITED STATES

**Automotive Electronic Controls**
111 West Buchanan Street
Carthage, IL 62321
James L. Kendrick
*Plant Manager*

**Automotive Electronic Controls Golden Plant**
1103 Prairie Mills Road
Golden, IL 62339
Thomas E. Schilson
*Plant Manager*

**Automotive Electronic Controls**
Southfield Office
24585 Evergreen Road,
Southfield, MI 48075
Mark R. Shermetaro
*Director of Business Development*

**Automotive Safety Technologies Division Headquarters**
111 West Buchanan Street
Carthage, IL 62321
Timothy R. Glandon
*General Manager*

**Connectivity Technologies**
1210 Champion Circle,
Suite 100
Carrollton, TX 75006
William L. DiBella
*President*

**Connector Products**
1700 Hicks Road
Rolling Meadows, IL 60008
Mark W. Davis
*General Manager*

**dataMate Products**
7401 West Wilson Avenue
Chicago, IL 60706
Albert C. Chiappetta
*General Manager*

**Duel Systems**
1750 Junction Avenue
San Jose, CA 95112
Robert P. Zajac
*General Manager*

**Magna-lastic Devices**
7401 West Wilson Avenue
Chicago, IL 60706
LeVern J. Hoover
*General Manager*

**Methode Development Company**
7401 West Wilson Avenue
Chicago, IL 60706
Albert C. Chiappetta
*General Manager*

**Network Bus Products**
4001 Industrial Avenue
Rolling Meadows, IL 60008
Christopher W. Ogden
*General Manager*

**Trace Laboratories Central**
1150 West Euclid Avenue
Palatine, IL 60067
Mitchell N. Sas
*Director of Laboratory Operations*

**Trace Laboratories East**
5 North Park Drive
Hunt Valley, MD 21030
Scott S. Opperhauser
*Vice President*

## INTERNATIONAL

**Automotive Electronics International GmbH**
Rhein Strasse 48
55435 Gau-Algesheimssq
Germany
Joseph E. Khoury
*Managing Director*

**Automotive Electronic Europe, Ltd.**
Design Office
Prestige Park Active Way
Burnley, Lancashire BB11 1BS
England
Anthony Hart
*Managing Director*

**Methode Electronics Europe Ltd.**
Vale of Leven Industrial Estate
Unit 6
Dumbarton, Dunbartonshire G82 3PW
Scotland, U.K.
John P. Schuster
*Plant Manager*

**Methode Mexico, S.A. de C.V.**
Calle Spectrum #200 Suite "D"
Parque Industrial Finsa-Monterrey
Apodaca, Nuevo Leon, C.P. 66600
Mexico
Ezequiel Acevedo Pereda
*Plant Manager*

**Methode Electronics Far East Pte Ltd.**
60 Alexandra Terrace
#02-09A The Comtech
Singapore 118502
WI Chan
*Regional Sales Manager for Asia*

**Methode Electronics Ireland, Ltd.**
Crossagalla Business Park,
Unit H
Ballysimon Road
Limerick, Ireland
John A. Lyons
*Sales Manager*

**Methode Electronics Malta, Ltd.**
Mriehel Industrial Estate
Mriehel QRM09
Malta
David Mifsud
*Managing Director*

**Methode Electronics Mexico**
Carr. Riberena Km 10.5
Maquilpark C.D. Reynosa,
Tamaulipas, Mexico
Michael S. Brotherton
*Plant Manager*

**Methode Electronics (Shanghai) Co., Ltd.**
No. 40B (T40B-7) No. 1765
Chuan Qiao Road
Shanghai Jin Qiao Export Processing Zone
Pudong Shanghai 201206
People's Republic of China
James Tan Hock Soon
*General Manager*

**Methode Electronics (Shanghai) Co., Ltd.**
***Network Bus Products***
East part, Building #T71-5,
No 211
Qin Qiao Road
Jinqiao Export Processing Zone
Shanghai 201206
People's Republic of China
Jey Seelan
*General Manager*

**Optokon Co., Ltd.**
Cerveny Kriz 250
586 02 Jihlava,
Czech Republic
Jiri Stefl
*Managing Director*



# Shareholder Information

### Transfer Agent and Registrar
Continental Stock Transfer & Trust Co.
17 Battery Place
8th Floor
New York, NY 10004
212-509-4000
Toll-Free 800-509-5586
www.continentalstock.com

### Corporate Counsel
Lord Bissell & Brook LLP
115 South LaSalle Street
Chicago, IL 60603

### Annual Meeting
The Annual Meeting of Shareholders will be held at 3:30 p.m. on September 15, 2005 at Fountain Blue Conference Center 2300 South Mannheim Road Des Plaines, Illinois.

### Corporate Headquarters
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706
708-867-6777
Toll-Free 877-316-7700
www.methode.com

### Market
The shares are traded on the NASDAQ National Market System under the symbol METH.





METHODE ELECTRONICS, INC.
**Corporate Headquarters**
7401 West Wilson Avenue • Chicago, Illinois 60706-4548 • www.methode.com